Offering Memorandum, dated October 2, 2018

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C-A)



INDECO UNION

Regulation Crowdfunding Offering

Debt Until Security Token Offering

In an aggregate amount of up to $898,000.00
Minimum purchase per Lender $10.00

This offering memorandum has been prepared by Indeco Union for use by Lenders in a Regulation Crowdfunding offering to whom Indeco Union is offering Debt Until Security Token Offering (each, a "<u>DUSTO</u>"). Indeco Union intends to develop, produce and offer security tokens ("<u>indecoins</u>" or the "<u>Tokens</u>"). Each DUSTO represents a loan bearing 15% simple interest due on the "Maturity Date," which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering (as defined herein) and (ii) September 30, 2021. Indeco Union shall have up to thirty (30) calendar days from the Maturity Date to make any payments due under the DUSTOs. If the initial closing of the Security Token Offering occurs on or prior to September 30, 2021, amounts due under the DUSTOs, plus accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to September 30, 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash ("<u>United States Dollars</u>" or "<u>USD</u>").

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. See the "Risk Factors" section herein.

In making an investment decision, Lenders must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


REGULATION CROWDFUNDING OFFERING
OF
INDECO UNION

Debt Until Security Token Offering

Maximum offering amount: $898,000.00
Minimum purchase per Lender $10.00


Indeco Union, a Delaware public benefit corporation ("Indeco", "we", "us" or the "Company"), is offering for sale (this "Offering") Debt Until Security Token Offering (each, a "DUSTO" and, collectively, the "DUSTOs" or the "Securities") representing up to $575,000 in subscriptions to this Offering. Each DUSTO represents a loan bearing 15% simple interest. The Company shall fully repay the amounts loaned under the DUSTOs, and any interest accrued thereon, on the "Maturity Date," which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) September 30, 2021. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments due under the DUSTOs. If the initial closing of the Security Token Offering occurs on or prior to September 30, 2021, amounts due under the DUSTOs, plus accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to September 30, 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The minimum DUSTO purchase per Lender is $175.

This Offering commenced on the date the Form C (including the cover page and all exhibits attached thereto, the "Form C") was filed with the U.S. Securities and Exchange Commission (the "SEC") and will terminate at 11:59 P.M. San Francisco, California time on January 31, 2019, unless earlier terminated or extended by the Company in its sole discretion (as it may be extended, the "Offering Deadline").

This Offering is subject to the terms and conditions contained in the Form C. Each Lender will be required to execute a DUSTO (as amended, restated and/or otherwise modified from time to time). This memorandum contains a summary of the DUSTO, and a copy of the form of DUSTO is attached hereto as Annex 1. Each prospective Lender should review this memorandum and the DUSTO for complete information concerning the rights, privileges and obligations of the DUSTO Lenders. The Company reserves the right to modify the terms of the Offering, the DUSTOs and the Tokens described in this memorandum, and the DUSTOs are offered subject to the Company's ability to reject any commitment in whole or in part. For additional subscription information, see "SUBSCRIPTION PROCEDURES."

This Offering is contingent upon the sale of a minimum of $10,000.00 in purchase amount of the DUSTOs (the "Minimum Offering Amount") and shall be limited to a maximum of $898,000.00 in purchase amount of the DUSTOs (the "Maximum Offering Amount"). The DUSTOs are being offered on the online transactional portal CryptoLaunch (the "Intermediary Portal"), operated by truCrowd, Inc. (the "Intermediary") and available at http://cryptolaun.ch/.

The DUSTOs will be offered on a "best efforts" basis. If the Company does not raise the Minimum Offering Amount in this Offering by the Offering Deadline, no DUSTOs will be sold in this Offering, subscriptions will be canceled and committed funds will be returned to prospective Lenders. Oversubscriptions will be allocated in the Company's sole discretion. If the Company raises more than the Maximum Offering Amount in this Offering under Regulation Crowdfunding, it may conduct an offering under Regulation D promulgated under the Securities Act for Lenders who are accredited investors or an offering otherwise exempt from the registration requirements of the Securities Act.

Generally, the aggregate purchase price of the DUSTOs you buy in this offering may not exceed 5% or 10% of your annual income or net worth. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov. For additional investment threshold information, see "INVESTMENT LIMITS."

The DUSTOs described in this memorandum, and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs, are subject to restrictions on transfer and resale. There is currently no trading market for our DUSTOs or our Tokens and a trading market for our DUSTOs or Tokens may never exist. See "TERMS OF THE SECURITIES—TRANSFERABILITY OF SECURITIES."

The Company intends to offer a social capital platform (the "Platform") that includes web, mobile and decentralized applications on a blockchain ledger (the "Blockchain" or "Platform") that will provide services to investors in and issuers of security tokens that are compliant with applicable regulations. See "BUSINESS STRATEGY."

The Company intends to use the net proceeds of this Offering for general corporate purposes, including the repayment of fees and expenses incurred by the Company in connection with this Offering and our prior securities offerings and for certain anticipated fees and expenses related to our proposed Security Token Offering (the "STO") that is expected to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), or qualified pursuant to Regulation A promulgated under the Securities Act as amended by the JOBS Act ("Regulation A"). See "USE OF PROCEEDS."

The price to the public and expected platform fees and proceeds (before expenses) to the Company are disclosed below:

	Price to Public	Platform Fees[1]	Proceeds to the Company[2]
Minimum per DUSTO	$10.00	$0.07	$9.93
Minimum Offering Amount	$10,000.00	$700.00	$9,300.00
Maximum Offering Amount	$898,000.00	$62,860.00	$835,140.00

(1) The compensation for services provided by Intermediary is 7% of the total funds raised.

(2) Not including expenses of the Offering, including professional fees, costs of securities compliance, escrow fees and expenses and the fees and expenses of posting offering information on the Intermediar Portal. See "USE OF PROCEEDS."

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT LEND ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, LENDERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS FORM C. NO OFFERING LITERATURE, OTHER THAN THIS FORM C, OR ADVERTISING HAS BEEN AUTHORIZED BY THE COMPANY. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. EXCEPT AS OTHERWISE INDICATED, THIS FORM C SPEAKS AS OF THE DATE APPEARING ON THE COVER PAGE.

ANY OFFER TO PARTICIPATE IN THE OFFERING DESCRIBED HEREIN SHALL ONLY BE MADE BY THE COMPANY. THE PURPOSE OF THIS FORM C IS TO PROVIDE A PROSPECTIVE LENDER WITH THE INFORMATION, WHICH THE COMPANY BELIEVES IS PERTINENT IN MAKING AN INFORMED INVESTMENT DECISION AS TO PARTICIPATION IN THE OFFERING. EACH PERSON TO WHOM AN OFFER IS MADE, IS ENCOURAGED TO MAKE, AND SHOULD MAKE, FURTHER INQUIRY IN AN EFFORT TO OBTAIN ANSWERS TO ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE TO THE COMPANY AND ADDITIONAL INFORMATION SHOULD BE RELIED UPON ONLY WHEN FURNISHED IN WRITTEN FORM AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY. THE COMPANY MAKES NO REPRESENTATIONS AS TO THE EFFECT OF THE PURCHASE OF THE DUSTOS OR THE TOKENS UPON EITHER THE PARTICULAR INVESTMENT SITUATION OR THE PARTICULAR TAX SITUATION OF ANY PROSPECTIVE LENDER.

LENDERS SHOULD NOT CONSIDER THE CONTENTS OF THIS MEMORANDUM OR ANY COMMUNICATION, WHETHER WRITTEN OR ORAL, AS LEGAL, TAX, ACCOUNTING OR OTHER EXPERT ADVICE. EACH PROSPECTIVE LENDER SHOULD CONSULT HIS OR HER OWN LEGAL COUNSEL, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, ACCOUNTING, AND RELATED MATTERS CONCERNING THIS INVESTMENT. THIS MEMORANDUM CONTAINS SUMMARIES OF PERTINENT TERMS AS WELL AS APPLICABLE LAW AND REGULATIONS. WHILE THE COMPANY BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT AND SUMMARIZE THOSE ITEMS, THESE SUMMARIES ARE NOT COMPLETE AND ARE QUALIFIED BY REFERENCE TO THE COMPLETE TEXTS OF ANY RELEVANT DOCUMENTS OR LAWS OR OTHER REGULATIONS.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY LENDERS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BELOW.

INDECO FORM C
<u>TABLE OF CONTENTS</u>

INDECO

INVESTMENT LIMITS

INVESTMENT LIMITS

Individual Lenders are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period:

- o If *either* of a Lender's annual income *or* net worth is <u>less than $107,000</u>, then the Lender's investment limit is the greater of:
    - o $2,200 or
    - o 5 percent of the lesser of the Lender's annual income or net worth.

- o If *both* annual income *and* net worth are <u>equal to or more than $107,000</u>, then the Lender's limit is 10 percent of the lesser of their annual income or net worth.

- o During the 12-month period, the aggregate amount of securities sold to a Lender through all Regulation Crowdfunding offerings <u>may not exceed $107,000</u>, regardless of the Lender's annual income or net worth.

Spouses are allowed to calculate their net worth and annual income jointly. This chart illustrates a few examples of the investment limits:

Lender Annual Income	Lender Net Worth	Calculation	Investment Limit
$30,000	$105,000	Greater of $2,200 or 5% of $30,000 ($1,500)	$2,200
$150,000	$80,000	Greater of $2,200 or 5% of $80,000 ($4,000)	$4,000
$150,000	$107,000	10% of $107,000 ($10,700)	$10,700
$200,000	$900,000	10% of $200,000 ($20,000)	$20,000
$1,200,000	$2,000,000	10% of $1,200,000 ($120,000), subject to $107,000 cap	$107,000

EXECUTIVE SUMMARY

COMPANY OVERVIEW

Indeco Union ("<u>Indeco</u>" or the "<u>Company</u>") is a Delaware public benefit corporation that is developing a social capital platform (the "<u>Platform</u>") that includes web, mobile and decentralized applications on a blockchain ledger (the "<u>Blockchain</u>") to provide complementary services to issuers of, and investors in, security tokens. The development, deployment, management and maintenance of applications and the Platform will be financed through the issuance of our own Tokens.

Indeco intends to deliver robust services to security token issuers and investors through our Platform that bring transparency to the security token market. The investors provide capital for projects sponsored by the issuers through the purchase of token pre-sale agreements and through the purchase of the security tokens themselves. Investors then share in the economic benefits of successful projects through the periodic distribution of profits and the anticipated gain in token value.

Our business model is to collect monthly subscription payments from issuers based on the number of followers they attract on our social capital platform. The issuers will provide information on their organization, projects, offerings, projections and performance metrics. This information will be analyzed by our Platform and propogated to followers of the issuers. All information provided by issuers and produced through our analysis will also be publicly available. Specifically, issuers will link to information on their offerings and performance through their website, and issuer information will be available for all potential purchasers of security tokens. The Company is an early stage company, and our business model and plans for its execution may change.

The Platform will include features that provide complementary benefits to both the issuers and investors, such as the following:

- **Economic Modeling**. Issuers will model their token economics in the context of the anticipated expenses, revenue and profits associated with the project being capitalized. In this way, an explicit model for the token economics, including potential money multipliers from periodic distributions, can be achieved separately from the corporate and shareholder financial projections.

- **Token Development**. Issuers will have access to the source code under the MIT license for Indeco's Investment Contract Token ("<u>ICT</u>"), a configurable crypto asset for creating custom security tokens that are investment contracts under the definition established by the Supreme Court in SEC v W. J. Howey Co (the "<u>Howey Test</u>").

- **Compliance.** By helping issuers understand compliance of their tokens with applicable regulations, our Platform helps protect both issuers and investors.

4

- **Securities Design**. Issuers will design securities offerings and investment contracts on our Platform that equitably distribute the economic benefits of the project among token holders.

- **Improved Performance**. Our Platform will offer tools, features and services that should improve operational efficiency, reduce customer acquisition costs and increase lifetime value of customers. We believe the best way to benefit investors is to support the success of issuer projects.

- **Community Support**. Issuers and investors will have direct and group communications. Experienced investors can offer advice and support to newer investors, and issuers can promote their offerings and receive input from both holders of their securities and potential investors.

- **Social Amplification**. Our Platform will help investors promote the tokens they hold and issuers turn investors into social media influencers in a manner compliant with relevant regulations.

Reporting and Analysis. Through our Platform, issuers will provide current and potential investors with relevant and reliable performance data for their project. Our Platform will provide analytic tools for both investors and issuers to gauge project and token performance against expectations. The services available to investors and issuers on the Platform may also include lending secured by digital "crypto" assets; digital asset storage and transfer; and security token issuance services.

Our proposed Token is indecoin, which we expect to be a new ERC-20 compliant investment contract on the Ethereum blockchain. We expect to require proceeds from future offerings, including the proposed Security Token Offering ("STO"), to develop, release and support the Platform. Our Token will be an investment contract on the blockchain, rather than a debt or equity instrument. As such, the primary benefits for investors will be based on the performance of our Platform, or social capital project. It is possible that our Company will issue other security tokens in order to capitalize additional in-house projects in the future. Similarly, we anticipate other issuers on our Platform to issuer security tokens that are investment contracts in order to capitalize projects. The Company will provide software engineering, sales, marketing, finance, administration, regulatory compliance, security, customer support, infrastructure and operational capabilities to our project and potentially the projects of other issuers. The Company will allocate costs to our various projects, including to the Platform. See "BUSINESS STRATEGY."

We anticipate that token holders will receive distributions based on the profitability of our Platform. The Company continues to develop its Token, but the Company currently intends to distribute Platform profits pro-rata to holders of our Token after costs plus 20% are retained by the Company. Additionally, a portion of Company stock will be allocated to holders of tokens, in the form of phantom stock that will be granted to Token holders as a contractual right embodied in the Token. The phantom stock will be a fixed number of shares without anti-dilution rights, and any amounts received upon a sale of the Company will be shared pro-rata among all Token holders. Therefore, the benefits of this phantom equity allocation to a Token holder will be subject to dilution if the Company issues additional equity and will be subject to dilution as the Company issues additional Tokens.

Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, a potential acquirer of the Company if the redemption right is exercised as part of a Company Sale (as defined herein), or any of their respective affiliates. See "OWNERSHIP AND CAPITAL STRUCTURE" and "TERMS OF THE SECURITIES."

Our founding team has relevant experience in financial technology ("FinTech"), regulatory compliance, valuation and analysis, software engineering, entrepreneurship and executive leadership. Our Founder, Chief Executive Officer and President is David Levine. Paul Feldman serves as Board Chair. See "MANAGEMENT."

The Company is an early stage Company and its business model and plans for its execution may change. Further, the Company's claims to and its ability to protect its intellectual property may not be successful. The Company previously pursued a business model related to the shared ownership of sustainable infrastructure assets such as solar energy systems, battery storage and the building control systems that may make dwellings and communities smarter, safer and cleaner. As a result of market developments, such as the U.S. tariff on solar panel imports, and opportunities afforded by adoption of decentralized blockchain applications and protocols, the Company now intends to pursue the business model described in this Form C.

The Company was formerly known as Indeco LLC, Indeco Corporation and Indeco Financial Syndicate and was a wholly-owned subsidiary of Indeco Union. On June 27, 2018, based on changes in our business model, Indeco Union merged with and into Indeco Financial Syndicate. Indeco Financial Syndicate was the surviving corporation in the merger and was renamed Indeco Union.

SUMMARY OF THE OFFERING

The summary below describes the principal terms of the DUSTOs and the rights to repayment. Certain of the terms and conditions described below are subject to important limitations and exceptions. Prospective Lenders should review the entirety of this document and the form of DUSTO attached hereto as Annex 1.

Company	Indeco Union, a Delaware public benefit corporation ("Indeco" or the "Company"). The Company was formerly known as Indeco LLC, Indeco Corporation and Indeco Financial Syndicate, and was a wholly-owned subsidiary of Indeco Union. On June 27, 2018, based on our change in business model, Indeco Union merged with and into Indeco Financial Syndicate. Indeco Financial Syndicate was the surviving corporation in the merger and was renamed Indeco Union.
The DUSTOs	Debt Until Security Token Offering (each, a "DUSTO" and together, the "DUSTOs") issued to each lender (each, a "Lender"). Each DUSTO represents a loan to the Company convertible into Tokens upon the Security Token Offering or payable in cash if the Security Token Offering does not occur on or prior to September 30, 2021. The Company shall have (30) days following the Maturity Date to make any payments due under the DUSTOs.
Interest Rate	15% simple interest shall accrue and be payable at the Maturity Date in Tokens or in cash, as applicable.
Maturity Date	The Maturity Date will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering, and (ii) September 30, 2021 (the "Final Maturity Date").
Repayment at Security Token Offering	If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date of the DUSTOs, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTOs, plus

accrued and unpaid interest thereon, divided by the Token Price.

The "Token Price" shall be the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $0.50 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 2,000 Tokens.

Repayment at Final Maturity Date...................... The DUSTOs, plus accrued and unpaid interest thereon, shall be due and payable in cash.

The Tokens.. Tokens will be digital blockchain tokens issued by the Company as part of a Security Token Offering.

The Tokens do not represent an equity interest in the Company or any of its affiliates. Although the Company continues to develop the Token, the Company currently intends for holders of the Token to receive profit distributions based on the Platform's performance after costs plus 20% are retained by the Company.

Token holders will be subordinate in right of payment to any debt of the Company.

The Security Token Offering will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Tokens can be purchased by some or all segments of the general public pursuant to a registration statement under the Securities Act or exemption from the Securities Act.

We intend for holders of our Tokens to benefit from any increase in value of our Company as it might be realized in a sale of the Company.

285,176 shares of common stock of the Company will be allocated to Token holders, in the form of phantom stock, as a contractual right embodied in the Token. If a sale of the Company occurs, each token will be eligible to receive its pro-rata share of the consideration earned from the sale of these shares. The phantom stock will not have any anti-dilution rights. Therefore, the benefits of this allocation to a Token holder will be subject to dilution if the Company issues additional equity and as the Company issues additional Tokens.

Further, the Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, a potential acquirer of the Company if the redemption right is exercised as part of a Company Sale, or any of their respective affiliates. See "OWNERSHIP AND CAPITAL STRUCTURE" and "TERMS OF THE SECURITIES."

Dissolution Event.. If a Dissolution Event (as defined herein) occurs prior to all of the Company's repayment obligations under the DUSTOs being satisfied, the Company shall pay to the Lenders the aggregate principal amount of the DUSTOs plus accrued and unpaid interest thereon at the Interest Rate, subject to the rights of holders of any Senior Indebtedness (as defined herein).

Termination... Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Information and Reporting Rights	Except as set forth below, Lenders will not receive and will not be entitled to information or reports from the Company.

As required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. The Company's fiscal year ends on October 31 of each year.

See "REGULATORY—ANNUAL REPORTS." |
| Voting Rights... | The DUSTOs will not provide any voting rights, and the Tokens will not provide any voting rights except upon the Company redemption right as described herein. |
| Restrictions on Transfer..................................... | The DUSTOs are, and the Tokens will be, securities under the Securities Act and the regulations promulgated thereunder and will be subject to restrictions on transfer. For one year from the issuance of the DUSTOs, the DUSTOs and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs may only be resold:

● To the Company;

● To an accredited investor;

● As part of an offering registered with the SEC; or

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. |

	See "TERMS OF THE SECURITIES—TRANSFERABILITY OF SECURITIES."
Minimum and Maximum Individual Investments	The minimum purchase per Lender is $10.00.
	Individual Lenders are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period. See "INVESTMENT LIMITS."
Minimum and Maximum Offering Amounts.....	The Minimum Offering Amount is $10,000.00.
	The Maximum Offering Amount is $898,000.00.
	If the Company does not raise the Minimum Offering Amount by the Offering Deadline, no DUSTOs will be sold, subscriptions will be canceled and committed funds will be returned to Lenders.
Offering Deadline	11:59 P.M. San Francisco, California time on January 31, 2019, unless earlier terminated or extended by the Company in its sole discretion (as it may be extended, the "Offering Deadline").
	If we reach the Minimum Offering Amount prior to the Offering Deadline, we may conduct the first of multiple closings of the Offering early, if we provide notice about the new offering deadline at least five business days prior to the new offering deadline.
	Lenders may cancel their subscriptions up to 48 hours prior to the applicable offering deadline.
Form of Payment for DUSTO............................	U.S. dollars.
Documentation..	The purchase and sale of the securities shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of

the Company and the Lenders. The form of the DUSTO is attached to this memorandum as Annex 1.

Company Objective .... The Company intends to develop a social capital platform (the "<u>Platform</u>") that includes web, mobile and decentralized applications on a blockchain ledger (the "<u>Blockchain</u>") for security token issuers and investors.

Bonus Tokens…………………………………… If the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens.

By investing in the DUSTO during the periods listed below, a Lender will receive the bonus Tokens listed below if the Security Token Offering occurs on or prior to the Final Maturity Date.

- 100% bonus Tokens for the first $50,000 invested in the Offering. This bonus supercedes all others and is not combined with any other bonus, including the temporal bonuses that follow.
- 50% bonus Tokens if a Lender invests in the DUSTO on or before October 31, 2018.
- 40% bonus Tokens if a Lender invests in the DUSTO after October 31, 2018 and on or before November 15, 2018.
- 30% bonus Tokens if a Lender invests in the DUSTO after November 15, 2018 and on or before November 30, 2018.
- 25% bonus Tokens if a Lender invests in the DUSTO after November 30, 2018 and on or before December 15, 2018.
- 15% bonus Tokens if a Lender invests in the DUSTO after December 15, 2018 and on or before the Offering Deadline.

All dates end at 11:59pm Pacific Time (PT).

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $0.50 per Token, the Lender would receive 2,000 Tokens. If the Lender invested in the DUSTO after November 30, 2018 and on or before December 15, 2018, the Lender would receive 25% bonus Tokens, or an additional 500 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token.

The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

INDECO

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws. We caution Lenders that any forward-looking statements presented in this Form C, or which management may make orally or in writing from time to time, are based on the Company's beliefs and assumptions made by, and information currently available to, the Company. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements.

Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. While forward-looking statements reflect the Company's good faith belief when made, they are not guarantees of future performance. The Company expressly disclaims any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We undertake no obligation to revise or publically release the results of any revision to these forward-looking statements, except as required by law. Given these risks and uncertainties, prospective Lenders are cautioned not to place undue reliance on such forward-looking statements.

THE FOLLOWING DISCUSSION OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. ADDITIONAL RISKS MAY EXIST THAT ARE NOT PRESENTLY KNOWN TO THE COMPANY OR ARE DEEMED IMMATERIAL. IN ADDITION, AS THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISKS.

PROSPECTIVE LENDERS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY. EACH PROSPECTIVE LENDER SHOULD CONSIDER, AMONG OTHER MATTERS, THE FOLLOWING FACTORS IN DETERMINING WHETHER AN INVESTMENT IN THE COMPANY IS A SUITABLE INVESTMENT.

RISKS RELATED TO THE COMPANY

We have no operating history.

Our former parent company was incorporated as Applied Philosophy Lab, PBC ("APL") on September 25, 2017 and had no operating history. We were formed on November 3, 2017 and have no operating history. We currently have nominal assets and intend to expand our operations utilizing proceeds from this Offering. Each DUSTO should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Company's Token may not prove accurate, and that the Company will not achieve its investment objective. Past performance of any similar token or debt instrument is not predictive of future results.

We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of a Lender's investment could decline substantially or be lost completely. Our ability to begin operations and achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. We may never begin operations, our operations may never be profitable and we may not be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern.

We have limited capitalization and working capital, and as a result, we are dependent on raising funds to grow and expand our business and repay funds and interest under the DUSTO.

Our ability to move forward with our business objectives and to repay amounts loaned under the DUSTOs and interest accrued thereunder is dependent upon the success of the proposed Security Token Offering. The timing of and demand for the Security Token Offering if it occurs at all, are uncertain.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future.

Geostellar, Inc. has issued and pending patent applications, rights in software code, and other intellectual property, including with respect to multi-party online marketplace platforms. Additionally, our founder and Chief Executive Officer previously served as the Geostellar founder and Chief Executive Officer and our founding software engineers and design team also previously worked for Geostellar.

Third parties, including the trustee for Geostellar, Inc., may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may result in us to paying substantial damages, seeking licenses from third parties, paying ongoing royalties, redesigning our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Matador Solar Partners, LLC and Novus Capital Group, LLC, secured creditors of Geostellar, Inc. have claimed that we have improperly transferred assets, including Geostellar's intellectual property, to us and have demanded their return as well as an ownership stake in us. We believe that the claims are without merit. If the secured creditors of Geostellar successfully pursue these demands and claims, we may be adversely affected. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia (Case no. 3:18-bk-00045). On April 25, 2018, Geostellar voluntarily converted the case to Chapter 7.

No market for the services we intend to provide currently exists.

Although we have identified what we believe to be a need in the market for our services, there can be no assurances that demand, or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

Certain conflicts of interest exist between us and certain of our officers, directors and stockholders.

Some of our directors and/or officers may invest in other business ventures, and as investors, they may be engaged in, and may continue to engage in, investments in other business ventures including ventures in financial systems, FinTech, and blockchain. Efforts by those parties to maximize the value of such other business interests could conflict with the interests of the Company.

If we are unable to satisfy security, data privacy and other government- and industry-specific requirements, our growth could be harmed.

Developers and issuers of digital assets frequently encounter cybersecurity and data privacy risks. A number of digital asset indexes and exchanges have been hacked in recent years, and millions of dollars of cryptocurrencies have been stolen without recovery. The autonomous nature of the Internet and digital asset indices and exchanges exacerbate these risks. We could be the target of malicious attacks seeking to identify and exploit weaknesses in our software or any exchange on which any of our future digital assets may be traded which may result in the loss or theft of our digital assets or customer information. Such an event could interrupt or damage our operations, financial condition and relationships with investors, customers and business partners.

In addition, there are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Platform's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users or cause existing users to stop using the Platform.

The DUSTOs may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $10 million and more than 2,000 Lenders, or 500 unaccredited Lenders, participate in the Offering.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited Lenders, must register that class of equity securities with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With the capital raised from this Offering, in connection with potential future offerings of DUSTOs, the Company could surpass $10 million in assets as it builds out the Platform. Furthermore, the DUSTOs could be considered an equity security under U.S. securities law and because there is the possibility that this Offering may surpass 500 Lenders who are not accredited Lenders, the Company may have more than 500 holders of record of its equity securities following the Offering. If these two conditions are met then the Company will have to register the DUSTOs with the SEC, which will be a laborious and expensive process.

We may sue, or be sued by, third parties in connection with our operations.

We expect to contract directly with various providers of goods and services. From time to time, disputes may arise between us and the vendors with whom we contract for goods and services. When a dispute cannot be resolved amicably, a lawsuit may be filed to resolve the dispute. In addition to relief granted by a court of law, vendors who have provided goods and/or rendered services to us with respect to our operations may be permitted, under applicable law, to file materialman's and/or mechanic's liens with respect to such goods and/or services, the filing of which may be necessary in order to perfect a lien claim pending the resolution of the dispute. Under such circumstances, we may be adversely affected.

Our Chief Executive Officer and President, Mr. David Levine, was formerly the founder, Chief Executive Officer, Board Chair and majority holder of common stock of Geostellar, Inc. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia. On April 25, 2018, the Geostellar voluntarily converted the case to Chapter 7. Matador Capital and Novus Capital, secured creditors of Geostellar, Inc., have claimed that we have improperly transferred assets, including Geostellar intellectual property, to Indeco and have demanded their return as well as an ownership stake in Indeco. We believe that the claims are without merit. If the secured creditors of Geostellar successfully pursue these demands and claims, we may be adversely affected.

Our business may be harmed if we fail to properly protect our intellectual property and we may be subject to infringement claims.

We believe that the success of our business will depend, in part, on proprietary technology, including our software, information, algorithms, processes and know-how. We will rely on statutory copyright, trademark, patent and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights both in the United States and abroad, may not be adequate. We may not have secured, or may not be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on our business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights, if any. Claims allowed on any future patents may not be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor, and any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The financial technology industry is subject to rapid technological developments and changes. If we rely on products and technologies that cease to be attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies we utilize may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

Our plans to finance the development of a social capital platform through a token sale are new and have not faced regulatory scrutiny.

We anticipate introducing online token information services, which may be construed as providing investment advice by regulatory authorities with jurisdiction over our activities. Crypto assets represent a new investment category with little performance history. Investment information services specializing in crypto assets might be treated differently by regulatory authorities than investment advisors or information services who recommend or provide information on equities and debt products. These activities have not faced regulatory scrutiny and results may fail to materialize.

Our success depends on the efforts, experience and abilities of our management team.

All of our administrative functions and day-to-day operations will be performed by our management team and by industry professionals and experts recruited by this management team. Our success will depend in part upon our ability to attract, motivate and retain a sufficient number of qualified management, sales, marketing, operations and technical personnel, and to retain the management team. The loss of any of these individuals would be difficult to overcome. The loss of the services of one or more of the management team and especially the CEO could adversely affect operating results.

Officers and directors are entitled to certain protections.

We will indemnify our officers and directors, as well as certain persons serving in certain other capacities at the request of the Board of Directors (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While we may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit our ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Our operations will only be monitored by legal counsel on an as-needed basis.

The representation of the Company by outside legal counsel is limited to the specific matters as to which it has been retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which outside legal counsel has been neither retained nor consulted. Outside legal counsel does not undertake to monitor compliance by the Company or its affiliates with investment guidelines and procedures set forth in the Company's governing documents, nor does outside legal counsel monitor compliance by the Company and/or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Outside legal counsel does not investigate or verify the accuracy or completeness of information set forth in this Form C concerning the Company, or any of its respective affiliates, personnel or investments. Outside legal counsel is not providing any advice, opinion, representation, warranty or other assurance of any kind as to any matter to any prospective Lender of the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our plans to offer information on security tokens may be considered providing investment advice. Our Plaform and social capital model are new and have not faced regulatory scrutiny.

We anticipate introducing online security token information services, which may be construed as providing investment advice by regulatory authorities with jurisdiction over our activities. Crypto assets represent a new investment category with little performance history. Investment advisors specializing in crypto assets might be treated differently by regulatory authorities than investment advisors who recommend equities and debt products. These activities have not faced regulatory scrutiny and results may fail to materialize. We may be subject to investment advisor regulations, and may be required to register with the SEC as an investment advisor operating through the internet (an "<u>Internet Investment Advisor</u>") as required by rule 203A-2(f) under the Investment Advisers Act

<u>RISKS RELATED TO THE SECURITIES AND THE OFFERING</u>

We may not successfully develop, market and launch the Platform, and may not issue Tokens.

The Company has not yet developed the Platform and will require significant capital funding, expertise of management, time and effort in order to develop, market and successfully launch the Platform. The Company may have to make changes to the specifications of the Platform or the Tokens for any number of reasons or the Company may be unable to develop the Platform in a way that realizes those specifications or any form of a functioning platform. It is possible that the Tokens and the Platform may never be released and there may never be an operational Token or that the Security Token Offering will not occur. Furthermore, despite good faith efforts to develop, market and launch the Platform and subsequently to extend, maintain and support the Platform, it is still possible that the Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Platform and the Tokens.

The Company will use the proceeds of this Offering to make significant investments to develop and launch a viable Platform and subsequently to build a fulsome social capital platform upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Platform and progress it in concert with a successful Security Token Offering. While the Company will seek to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the Platform. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Platform, there may not be sufficient demand for the Tokens for the Company to proceed with the Security Token Offering. As a result, or if the Security Token Offering does not occur, Lenders may lose all of their investment and may not receive any interest accrued on such investment.

Investments in platforms including the Platform involve a high degree of risk. Investments in token pre-sales, including the DUSTO, may involve an even higher degree of risk.

Financial and operating risks confronting startups are significant. The startup market in which the Company competes is highly competitive, and the percentage of platforms and companies that survive and prosper is very small. Startups often experience unexpected problems in the areas of platform development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, platform startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

The Company may be forced to cease operations or take actions that result in a Dissolution Event.

It is possible that, due to any number of reasons, including, but not limited to, the inability by the Company to establish the Platform or the Tokens, the legal and regulatory environment for blockchains and tokens and other digital assets exchanged on distributed ledgers, the failure of commercial relationships, intellectual property ownership challenges or legal proceedings, or an unfavorable fluctuation in the value of security tokens, cryptographic and fiat currencies or other types of tokens and digital assets exchanged on distributed ledgers, the Company or Platform may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event, a shutdown of the Platform or a Token devaluation.

The phantom stock allocated to Tokens will not be subject to any anti-dilution protection.

We intend to allocate 285,176 shares of Company common stock in the form of phantom stock to Token holders as a contractual right embodied in the Token. The number of shares of phantom stock is fixed and will not be subject to any anti-dilution protection. Therefore, the Company may issue additional shares of common stock or securities convertible into common stock without the approval of Token holders, and this additional equity will dilute the value of the phantom stock.

In addition, all Token holders will share in any proceeds received by the phantom stock on a pro-rata basis. As a result, the value of the phantom stock relative to a single Token will decrease as the Company issues additional Tokens.

The DUSTOs and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs will not be freely tradable until one year from the initial purchase date of the DUSTO.

There is not now and likely will not be a public market for the DUSTOs and the Tokens. Because the DUSTOs and any Tokens issued to Lenders pursuant to conversion of the DUSTOs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the DUSTOs and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DUSTOs and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs may also adversely affect the price that you might be able to obtain for the DUSTOs or the Tokens in a private sale. Lenders should be aware of the long-term nature of their investment in the DUSTO and the Tokens. Each Lender in this Offering will be required to represent that it is purchasing the DUSTOs and any Tokens issued to Lenders pursuant to the conversion of the DUSTOs for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Tokens and we may arbitrarily set the price.

We may arbitrarily set the price of the Tokens. The price for the Tokens should not be considered an indication of the actual value of the Tokens and will not be based on our valuation, the value of the Platform, prior earnings or any other factors.

Limited liquidity of Tokens may make our Tokens less attractive to investors.

No trading market currently exists for our Tokens. Investors and Lenders (if the Tokens issued to Lenders pursuant to conversion of the DUSTOs become freely tradable) may be able to sell their Tokens only through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. If crypto ATS systems are not available to us, or these exchanges have not attracted a sufficient number of participants, a liquid market for our Tokens may not develop. Given the lack of liquidity for security tokens in general, potential investors may consider these investments to be less appealing and demand for Tokens may decrease, which may adversely affect our business.

Holders of our Tokens may sell their Tokens, which could lead to a decrease in token value that could be substantial and lead, therefore, to a material adverse effect on the Token price and our business.

Investors may decide to move to other investments for any number of reasons in addition to poor investment performance. Factors which could result in investors selling our Tokens include changes in interest rates which make other investments more attractive, changes in investor perception regarding our focus or alignment of interest, unhappiness with changes to our Platform, changes in our economic model, changes in our reputation, and departures or changes in responsibilities of key technical or management professionals. In a declining financial market, the pace of liquidations and consequent reduction in our Token value, as well as the broader crypto asset market, could accelerate. The decrease in the market capitalization of our Token that would result from significant liquidations would have a material adverse effect on the Token price and our business should we need to raise additional capital.

None of the Offering, the DUSTOs or the Tokens have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any DUSTOs or Tokens of the Company. Lenders in the Company, therefore, will not receive any of the benefits that registration under federal or state securities laws would otherwise provide. Prospective Lenders must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the DUSTOs will be issued and distributed to you.

Lenders will not have voting rights, even upon conversion of the DUSTOs into Tokens. The Company will not have fiduciary duties to the Token holders.

Lenders will not have the right to vote upon matters of the Company. If and when the DUSTOs convert into Tokens, holders of Tokens will also not have the right to vote upon matters of the Company, except for the right to vote upon a redemption of the Tokens. Thus, Lenders and Token holders will never be able to vote for any director or on other matters of the Company. Further, the Company will not have any fiduciary duties to Token holders.

Lenders will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding.

Lenders may not be able to obtain all the information they may want regarding the Company, the Tokens, or the Platform on a timely basis or at all. As holders of either DUSTOs or Tokens, Lenders will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. It is possible that Lenders may not be aware on a timely basis of material adverse changes that have occurred with respect to the Tokens, the Platfrom or the Company. This lack of information could put Lenders at a disadvantage in general and with respect to other security holders. In addition, under certain circumstances, we will be relieved of our obligation to provide an annual report. See "REGULATORY—ANNUAL REPORTS."

RISKS RELATED TO BLOCKCHAIN TECHNOLOGIES AND DIGITAL ASSETS

The regulatory regime governing blockchain technologies, cryptocurrencies, crypto assets, security tokens and token offerings such as the Platform and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the Platform and the utility of the Tokens.

Regulation of security tokens and security token offerings such as this, digital ledger technologies, cryptocurrencies, crypto assets, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, guidance or other actions, which may severely impact the development and growth of the Platform and the adoption and utility of the Tokens. Failure by the Company or certain users of the Platform to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks for companies that provide services related to virtual currencies. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currency businesses. In some of these states, state regulators have concluded that certain types of virtual currency businesses may be subject to licensing or regulation as a "money services business," "money transmitter," or the equivalent—notwithstanding the absence of an explicit mention of virtual currencies in the relevant state laws. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes or regulations to explicitly include certain virtual currency businesses into existing licensing regimes. In many states, state laws regulating money services businesses, money transmitters, and similar businesses do not explicitly address virtual currency businesses, and state regulators have not issued any formal guidance or interpretations on the application of these laws to virtual currency businesses. If the Tokens were deemed to be a "virtual currency" (or equivalent term) under the laws of a particular state, then we might be required to obtain a license from regulators or be subject to burdensome compliance obligations applicable to such businesses. Requirements to obtain these licenses vary by state, and in many states regulators have a degree of discretion to decide whether to approve a particular license application. We might not be able to satisfy the requirements for licensure, and state regulators might exercise their discretion not to grant a license to us even if we meet the requirements. If a license is required in a particular state and we are unable to obtain a license, then we likely will need to limit our activities in that state and/or with residents of that state. Additionally, state regulators can take a long time to approve license applications, especially when the applicant has a novel business model. If a license is required in a state, then a significant delay by a regulator in granting our license application could materially disrupt our business plans. Among other things, we might need to limit our activities in a state and/or with residents of the state while our license application is pending.

Treatment of virtual currencies continues to evolve under federal law as well. The U.S. Department of the Treasury, the SEC, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The Financial Crimes Enforcement Platform ("FinCEN"), an agency in the U.S. Department of the Treasury, has released guidance on the application of the Bank Secrecy Act ("BSA") and FinCEN rules to persons engaged in various types of activities with respect to certain virtual currencies. The guidance concluded that many of these persons, including operators of exchanges related to certain types of virtual currency, are "financial institutions" for purposes of the BSA and FinCEN rules, and as such are required to register with FinCEN, adopt comprehensive anti-money laundering programs, and comply with various other laws related to the prevention of financial crimes. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Platform and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Platform or Token. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Platform and the liquidity and value of the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Tokens, the value of the distributions that may be made by the Company, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The Lenders will have no control over the Platform and the Company may only have limited control over certain aspects once the Security Token Offering occurs.

Our Platform will partially operate based on open-source blockchain technologies that depend on a network of computers to run certain software programs to process transactions. Because of this less centralized model, the Company has limited control over the Tokens and certain aspects of the Platform governed by the public blockchain once launched. In addition, the Lenders are not entitled and will not be entitled to vote or be deemed the holder of equity interests of the Company nor will anything be construed to confer on the Lenders any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

There may be occasions when certain individuals involved in the development and launch of the Platform may encounter potential conflicts of interest in connection with the Security Token Offering, such that that party may avoid a loss, or even realize a gain, when other Lenders in the pre-sale or in Tokens are suffering losses.

There may be occasions when certain individuals involved in the development and launch of the Platform or the Tokens may encounter potential conflicts of interest in connection with this Offering and the Security Token Offering, such that that party may avoid a loss, or even realize a gain, when other Lenders are suffering losses. Lenders in DUSTOs may also have conflicting investment, tax and other interests with respect to DUSTO investments, which may arise from the terms of the DUSTO, the Token's code, the Platform, the public blockchain, the timing of the Security Token Offering or other token pre-sales, or other factors. Decisions made by the key employees of the Company on such matters may be more beneficial for some Lenders than for others.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Platform and the Tokens.

The growth of the blockchain industry in general, as well as the blockchain networks with which the Platform will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the blockchain industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum and other blockchain protocols and technologies;

- Government and quasi-government regulation of Bitcoin, Ethereum and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocols of the blockchain networks;

- Changes in general economic conditions, consumer demographics and public tastes and preferences;

- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; or

- A decline in the popularity or acceptance of Bitcoin, Ethereum or other blockchain-based networks, protocols and tokens.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks, protocols and assets may deter or delay the acceptance and adoption of the Platform and the Tokens which would adversely affect our results of operations.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.

As relatively new products and technologies, cryptocurrencies and other digital assets have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of such assets. The prices of blockchain assets such as Bitcoin and ether have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Speculators and investors might not distinguish cryptocurrencies from other types of blockchain assets, and volatility in cryptocurrency markets might affect how speculators and investors perceive the Tokens. Several factors may influence the market price of the Tokens, including, but not limited to:

- Global crypto asset supply;

- Global crypto asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online crypto asset exchanges and digital wallets that hold crypto assets, the perception that the use and holding of crypto assets is safe and secure, and the regulatory restrictions on their use;

- Investor expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the Platform;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the Platform;

- Interest rates;

- Currency exchange rates, including the rates at which crypto assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of crypto asset exchanges on which the Tokens may be traded and liquidity on such exchanges;

- Interruptions in service from or failures of major crypto asset exchanges on which the Tokens may be traded;

- Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in the Platform or Tokens or other crypto assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures, if any, that affect the use of crypto assets such as the Tokens;

- The maintenance and development of the open-source software protocols of the Platform;

- Global or regional political, economic or financial events and situations; or

- Expectations among Platform or other blockchain participants that the value of the Tokens or other crypto assets will soon change.

A decrease in the price of a single crypto asset may cause volatility in the entire blockchain industry and may affect other crypto assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin or ether may also cause the price of the Tokens and other crypto assets to fluctuate. If we are unable to raise sufficient funds through our offering of Tokens then we may not be able to repay the amounts loaned and accrued interest loaned under the DUSTOs.

<u>RISKS RELATED TO THE PLATFORM</u>

The Platform may not be widely adopted and may have limited users.

It is possible that the Platform will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of social financial systems and ecosystems (such as the Platform) more generally. Such a lack of use or interest could negatively impact the development of the Platform and therefore the potential utility of Tokens.

Alternative platforms may be established that compete with or are more widely used than the Platform.

It is possible that alternative platforms could be established that utilize the same or similar software and protocols underlying the Platform and attempt to facilitate services that are materially similar to the Platform's services. The Platform may compete with these alternative platforms, which could negatively impact the Platform and the Tokens.

The open-source structure of certain blockchain elements of the Platform, Token, blockchain network and protocols means that the Platform may be susceptible to developments by users or

29

contributors that could damage the Platform and the Company's reputation and could affect the utilization of the Platform and the Tokens.

The Platform will in part operate based on open-source software and protocols maintained by the Company and other contributors. As an open source project, the security token may not be sufficiently governed, represented, maintained or monitored by the Company in an official capacity, or by a separate official organization or authority. The open-source nature of the Platform, Token, blockchin and protocols means that it may be difficult for the Company or contributors to maintain or develop the Platform, and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the Platform adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into core infrastructure elements of the Platform and open-source code which may negatively impact the Platform. Such events may result in a loss of trust in the security and operation of the Platform and a decline in user activity and could negatively impact the market price of the Tokens.

The Platform may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the Platform's security is compromised or if the Platform is subjected to attacks that frustrate or thwart our users' ability to access the Platform, their Tokens or the Platform products and services, users may cut back on or stop using the Platform altogether, which could seriously curtail the utilization of the Tokens and cause a decline in the market price of the Tokens.

The Platform's structural foundation, the open-source protocols, the software applications, platform and other interfaces or applications built upon the Platform are still in an early development stage and are unproven, and the Platform and the creating, transfer or storage of the Tokens may be interrupted and may not be fully secure, which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Platform. Further, the Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Platform which may result in the loss or theft of Tokens. For example, if the Tokens and the Platform are subject to unknown and known security attacks, this may materially and adversely affect the Platform. In any such event, if the Security Token Offering does not occur or if the Platform is not widely adopted, Lenders may lose all of their investment.

RISKS RELATED TO INFORMATION, ANALYSIS AND COMMUNICATIONS SERVICES FOR ISSUERS AND INVESTORS

If we are unable to maintain relationships with intermediary portals and compliant ATS security token exchanges, our business may suffer.

We and issuers on our Platform may have to rely on intermediary portals for the issuance of token pre-sales agreements and security tokens, and ATS exchanges for the trading of security tokens in the secondary market that are compliant with relevant regulations for some issuers on our Platform, including our own Token, in order to comply with various federal, state and other laws. Few intermediary portals and ATS exchanges for security token pre-sales agreements and security tokens are currently available. Those that are available may be reluctant to list the offerings of the issuers on our Platform.

If we are unsuccessful in maintaining relationships with intermediary portals and ATS security token exchanges, we may need to establish our own compliant intermediary portal and ATS exchange in order to enable us and our issuers to issue token pre-sales agreements and security tokens and to provide liquidity for our investors, which would be costly and time-consuming. If we are unsuccessful in maintaining relationship with intermediary portals and ATS exchanges, our ability to provide services through our Platform to our issuers and investors could be materially impaired and our operating results would suffer.

If the analytic models we use contain errors or are otherwise ineffective, our reputation and relationships with issuers and investors could be harmed and our business may suffer.

Our ability to attract issuers and investors to, and build trust in, our platform is significantly dependent on our ability to effectively analyze and portray the economic model and ongoing performance of projects, offerings and issuers. To conduct this analysis, we intend to utilize machine learning algorithms. Our Platform's analytic models will be based on algorithms that evaluate a number of factors, including economic models, business plans, projections, forecasts and historical performance data, which may not effectively predict or portray performance. If we are unable to effectively provide relevant and reliable information on projects, offerings and issuers, we may be unable to attract issuers and investors to our Platform. We will seek to continually refine our algorithms based on new data and the relative performance of offerings in the market. If the our models contain errors or otherwise are ineffective and the data provided to investors is incorrect, our Platform could be negatively affected, resulting in poor performance of offerings from issuers. If these errors were to occur, investors may not participate in future token sales or pre-sales or may seek to sell their security tokens at a loss or our members may reduce the use of our Platform when participating in the security token market or when managing their portfolio of investments.

Our operations may be harmed if information supplied by issuers is inaccurate, misleading or incomplete.

Our issuers will supply a variety of information that will be used in analyzing projects, offerings and issuers. We will not verify all of the information, and some may be inaccurate or incomplete. For example, we will not always verify an issuer's revenue, customer acquisition costs, lifetime value of customers or other performance data. If we propogate information through our Platform based on data supplied by members that is inaccurate, misleading or incomplete, investors in security tokens and token pre-sales may not receive their expected returns.

Fraudulent activity associated with our Platform could negatively impact our operating results, brand and reputation and cause the use of our Platform to decrease.

We are subject to the risk of fraudulent activity associated with our Platform, issuers, investors and third parties handling issuer and investor information. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The results of our operations could be materially adversely affected if we were to experience significant fraudulent activity. High profile fraudulent activity or significant fraudulent activity could lead to regulatory intervention, negatively impact our operating results, brand and reputation and lead us to take steps to reduce fraud risk, which could incur significant costs.

If we experience a decrease in returns from offerings associated with our Platform, the return on investment for investors would be adversely affected and investors may not find offerings from issuers on our Platform, including our own Token, desirable.

The payments we intend to make ratably on Tokens maybe be affected by the success of projects and offerings from issuers on our Platform and the ability of these issuers to attract followers. If issuers do not attract followers, our Platform may not become sufficiently profitable for Token holders to receive distributions sufficient to provide an adequate return on their investment. A Token holder may become dissatisfied with our Token if the performance of our Platform is poor. Similarly, investors may not follow issuers if the performance of their projects and offerings is poor. As a result, our reputation may suffer and we may lose investor confidence, which could adversely affect investor participation in future security token offerings and the price of our Tokens, and those of other issuers on our Platform, on the secondary market.

RISKS RELATED TO SECURITY TOKENS ISSUED BY MEMBERS OF OUR PLATFORM

Poor performance of the security tokens issued by our members would cause a loss of investors and a decline in the Platform's revenue and results of operations, and would adversely affect our Token price and ability to raise capital in future Security Token Offerings.

Our Platform's revenue will be derived significantly from issuer subscription fees, which, subject to regulatory review, will be based on the number of followers attracted by the issuer on our Platform. In the event the security tokens of the issuers on our Platform perform poorly, the issuers are unlikely to attract followers, and our revenue and results of operations will decline, and it will likely be more difficult for us to raise new capital in Security Token Offerings. In addition, indecoin holders may seek to sell their Tokens leading to a decline in market value.

Difficult market conditions can adversely affect the value of security tokens issued by Platform members in many ways, including by reducing the attractiveness of security tokens for investors, reducing the market for crypto assets and by reducing the ability of issuers to raise capital through security token offerings, which could materially reduce our revenue and results of operations.

If economic conditions are unfavorable security tokens issued by Platform members may not perform well and we may not be able to attract investors or raise money through new security token offerings, and issuers on our Platform may not attract followers. Security token holders will be materially affected by conditions in the global financial markets and economic conditions throughout the world. The global market and economic climate may deteriorate because of many factors beyond our control, including rising interest rates or inflation, terrorism or political uncertainty. In the event of a market downturn, our Platform could be affected in several ways. Security token holders may face reduced opportunities to sell and realize value from their existing investments, and a lack of suitable investments for investors to make. In addition, adverse market or economic conditions as well as a slowdown of activities in a particular sector in which issuers operate could have an adverse effect on the earnings of projects, and therefore, the earnings of our members.

A general market downturn, or a specific market dislocation, may cause our revenue and results of operations to decline by causing:

- The net asset value of a broad range of security tokens to decrease and reducing demand for our Platform and services;

- lower investment returns, reducing income for issuers and investors; and

- fewer security token offerings and other token issuances, meaning less income from members.

Furthermore, while difficult market conditions may increase opportunities for specific token purchases, such conditions also increase the risks with respect to token holdings by our members. Our Platform services for members may also be adversely affected by difficult market conditions if they fail to predict the adverse effect of such conditions on particular issuers and offerings, resulting in a significant reduction in the value of their tokens.

Many of the tokens issued by members of our Platform will be relatively high-risk, illiquid security tokens, and investors may fail to realize any profits from their holdings for a considerable period of time or lose some or all of the principal amount they invest in the tokens offered by issuers on our Platform.

Security tokens and token pre-sales agreements offered by issuers on our Platform and purchased by investors may never be liquid. In many cases, holders may be prohibited by contract or by applicable securities laws from selling such tokens for a period of time. Token holders will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, holders may be forced to sell tokens or securities representing the future purchase of tokens at a loss, under certain conditions. The ability of holders to dispose of the tokens will be heavily dependent on the liquidity of tokens on regulated exchanges. The ability to realize any value from an investment in a token pre-sale may depend upon the ability of the issuer to complete a security token offering. Furthermore, large holdings even of less-liquid tokens can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period.

The investors may also purchase tokens of issuers located outside the United States In addition to business uncertainties, such tokens may be affected by changes in political, social, regulatory and economic uncertainty affecting a country or region. Many geopolitical markets do not have robust regulatory frameworks or are not as developed or as efficient as those in the United States, and as a result, liquidity may be reduced and price volatility may be higher. The legal and regulatory environment may also be different, particularly with respect to new token issuances and trading. Financial accounting standards, taxation and practices may differ, and there may be less publicly available information in respect of such issuers and tokens. Restrictions imposed or actions taken by foreign governments may adversely impact the value of the tokens promoted by issuers on our Platform. Such restrictions or actions could include the outright ban, seizure or nationalization of exchanges and crypto assets and adoption of other governmental restrictions which adversely affect the prices of tokens or the ability to repatriate profits on investments or the capital invested itself. Income received by tokens from sources in some countries may be reduced by withholding and other taxes. Any such taxes paid by our members will reduce the net income or return from such investments. While the Platform will inform members of these factors and suggest they take these factors into consideration in making decisions, no assurance can be given that our members will be able to fully avoid these risks or that our members will generate sufficient risk-adjusted returns.

Economic models for tokens can be subject to significant subjectivity and the value of security tokens or the anticipated periodic distributions to token holders established pursuant to such models may never be realized, which could result in significant losses for our members.

The economic models predicting the performance of security tokens will be determined by us, and periodically updated, based on information provided by issuers. The economic models will be determined using a number of proprietary methods based on advanced machine learning algorithms. Economic models on a number of attributes, including the nature of the project, the expected expenses and cash flows, customer acquisition costs, lifetime value of customers, estimated periodic distributions to token holders, number of tokens in circulation and other recognized and proprietary methodologies. The methodologies we will use in establishing economic models and performance metrics for issuer tokens will be based on a variety of estimates and assumptions specific to the particular offerings, and actual results related to the offerings therefore will often vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because many of the illiquid investments that will be held by our members may be in markets or sectors which are unstable, in distress, or undergoing some uncertainty, such investments are subject to rapid changes in value caused by sudden project-specific or industry-wide developments.

Because there is significant uncertainty in the performance of, or in the stability of the value of illiquid tokens, the economic models predicting the performance of such tokens as reflected in their net asset value and periodic distributions will not necessarily reflect the prices that would actually be obtained by an investor when such investments are sold, or the distributions actually made to the token holder. Token performance that differs significantly from the models as presented by our Platform could result in losses for our subscribers, a decline in memberships to our Platform and the loss of potential income from issuers. Also, a situation where actual economic performance turns out to be materially different than the predicted economic models will cause members to lose confidence in us which would, in turn, result in loss of members or difficulties in raising additional funds through security token offerings.

Issuers on our Platform may offer token pre-sales securities, which involve significant risks.

Issuers on our Platform may promote pre-sales securities such as Debts Payable by Assets ("DPAs"), Simple Agreements for Future Tokens ("SAFTs"), Real Agreements for Tokens and Equity ("RATEs"), Debt Agreements for Tokens and Equity ("DATEs") and DUSTOs. In such situations, it may be difficult to obtain full information as to the exact economic model of these tokens when they are issued and the viability of the project and issuer. Additionally, the fair values of such investments are subject to significant uncertainty in general before the tokens are issued in a security token offering. Furthermore, the issuers of some of these pre-sales securities might never issue tokens that are widely traded or may have a recognized market. An investor's exposure to such investments may be substantial in relation to the market for those investments, and the assets are likely to be illiquid and difficult to sell or transfer if the issuer does not release the tokens in a security token offering. As a result, it may take a number of years for the economic performance of such tokens to ultimately reflect the economic models we evaluate and present on our Platform.

A central feature of token pre-sales offerings will be based on our ability to successfully predict the ability of an issuer to successfully issue security tokens in an STO. If STOs we anticipate are delayed, changed or never completed, the market price and value of the applicable pre-sales investment could decline sharply and our economic models for such investments may never be valid.

If our methods for assessing issuers, projects, offerings and tokens is ineffective, our members may be exposed to material unanticipated losses.

We will continue to refine the techniques, strategies and assessment methods used by our Platform for evaluating issuers, projects, offerings and tokens. However, our techniques and strategies may not fully mitigate the risk exposure of our subscribers in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Some of our strategies for assessing issuers, projects, offerings and tokens may be based upon our use of historical market behavior statistics. We will apply machine learning, statistical, quantitative and other tools to these observations to measure and analyze the risks to which our members and specific tokens are exposed. Any failures in our risk management or economic modeling techniques and strategies to accurately quantify such risk exposure could limit the ability of our members to manage risks in their holdings or to seek adequate risk-adjusted returns. In addition, any risk management failures could cause member losses to be significantly greater than the historical measures predict. Further, our statistical models will not take all risks into account.

<u>TAX-RELATED RISK FACTORS</u>

PROSPECTIVE LENDERS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS FORM C AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

The tax treatment of the DUSTO, any Tokens issued to Lenders pursuant to the conversion of the DUSTOs and the Token distribution is uncertain and there may be adverse tax consequences for Lenders upon certain future events.

There are no relevant authorities that directly address the characterization of the DUSTO or a Token, or an instrument substantially similar to the DUSTO or a Token, for U.S. federal income tax purposes. . It is possible that the DUSTO will be treated as equity in us, or alternatively the DUSTO might be treated as an investment contract or as a product sold by us, or as debt, or the DUSTO could be treated as a forward contract to purchase Tokens. The Company intends to treat the DUSTO as debt for U.S. federal, state and local income and franchise tax purposes. This summary assumes such treatment, except as otherwise indicated. An investment pursuant to the DUSTO and the conversion into Tokens pursuant thereto may result in adverse tax consequences to Lenders, including withholding taxes, income taxes and tax reporting requirements.

We are subject to extensive U.S. federal and state tax liabilities, including excise, sales/use, payroll, franchise, withholding, and ad valorem taxes, and to information reporting requirements.

New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us and our members to interest and penalties.

We expect to be subject to withholding and information reporting requirements regardless of the proper tax characterization of the DUSTOs. If a Lender is unable to provide us with valid tax documentation, we may be required to withhold on payments on the DUSTOs and remit such amounts to the Internal Revenue Service, and may be subjected to interest and penalties for failure to do so. If the DUSTOs were treated as debt for U.S. federal income tax purposes, foreign Lenders would generally be subject to 30% withholding on payments on the DUSTOs that are treated as interest unless the requirements of the "portfolio interest exception" are met, or unless reduced or eliminated by an applicable tax treaty. The Company cannot guarantee that the portfolio interest exception would be available for any foreign Lender. If the DUSTOs were treated as equity for U.S. federal income tax purposes, foreign Lenders would generally be subject to 30% withholding on payments on the DUSTOs that are treated as dividends unless reduced or eliminated by an applicable tax treaty.

Recent changes to U.S. tax law could adversely affect the business, financial condition and results of operations of the Company or its affiliates.

New U.S. federal tax laws were recently enacted that provide for significant changes to U.S. tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the Company or its affiliates, or an adverse impact on Lenders. The new rules are complex and lack developed administrative guidance; thus, the impact of certain aspects of its provisions on the Company or its affiliates, or on Lenders, is currently unclear. Lenders should consult their tax advisors regarding the possible effects of the new rules on this investment.

INDECO

BUSINESS STRATEGY

ABSTRACT

Indeco is a platform for analyzing and distributing information about security tokens. Our mission is to improve the world by reducing the cost and increasing the efficiency of capital formation, distribution and aggregation. We help issuers of security tokens raise capital by attracting and retaining investors for their projects. We also help investors discover compelling offerings for their investment portfolio. Unlike crowdfunding intermediary portals and secondary-market exchanges, we are not transaction-oriented. We are a community that encourages the long-term participation of investors in the support of the issuer's projects and open, transparent communications between issuers and investors. We call our platform Social Capital. We believe we can ultimately replace many aspects of the inefficient, expensive capital markets with direct connections between issuers will investors, and in doing so, unleash the full potential of the human spirit!

INTRODUCTION

THE EVOLUTION OF THE INTERNET

The internet has fostered a rapid rate of change in commerce. Since the initial disruption of "brick and mortar" retail by ecommerce in the mid 1990s, ecommerce itself has evolved. Ecommerce innovations have reduced customer acquisition costs, increased customer lifetime value, improved operational efficiency, increased profit margins and improved customer experience while creating entirely new domains of commercial activity.



Web Transactions	Cloud Services	Mobile On-Demand	Blockchain Ownership
In the early days of ecommerce, businesses set up websites to allow customers on the internet to order goods and services.	With virtualization, companies could cost-effectively provide subscription services, gaining long-term revenue streams and improving margins.	The advent of smartphones created the gig economy, with lodging, rides, delivery and tasks available anywhere, at any time.	The blockchain transforms goods and services into tradable crypto assets. Token holders share in value-generating networks.

Figure 1 The Evolution of Internet Platforms

Each phase of technology evolution enables new business models. We consider the blockchain to be the next natural progression in the evolution of the internet. While these phases are not strictly chronological, they represent enhancements that unfolded progressively, depicted in Figure 1 as follows:

1. **The Web brings transactions.** Ecommerce rapidly stole market share from "bricks and mortar" retailers as customer acquisition costs dropped dramatically through online marketing funnels (organic and paid search and social) and lifetime value of customers rose through innovations like one-click shopping and then Amazon Prime. Online stores could improve the customer experience and increase pull-through in almost real-time, based on an analysis of clicks, rather than rolling out changes store-by-store and requiring the training of associates. Finally, online commerce was much more efficient and scalable than in-store sales, direct selling and catalog businesses, requiring fewer expenses to accomplish the same volume of business.

2. **The Cloud brings subscriptions.** Virtualized hosting, microservice architectures and the proliferation of application programming interfaces led to a generation of internet offerings known as Web 2.0. From the perspective of startups, the internet morphed into the "cloud," an inexpensive platform for integrated capabilities billed on a monthly subscription basis known as Software-as-a-Service. An entrepreneur could integrate low-cost subscription software and free open source software, add their unique value

proposition, and launch a lean/agile company for under $100,000 and keep "pivoting" until they found "product-market fit." The lifetime value of customer benefits was so striking, pundits coined the term "Everything-as-a-Service" to describe companies providing subscription razor blades and grooming supplies, clothing, meals, and other essentials.

3. **Mobile brings "On-demand."** The proliferation of smart phones enabled the "On-demand Economy," a set of marketplaces that bring together contract providers with consumers in transactions for services such as rides, lodging, tasks and delivery. While customer acquisition costs are relatively low for on-demand economy companies and lifetime value of customers and margins can be high, compensation for providers and regulatory compliance (a patchwork of local, state and federal transportation, hospitality and labor laws) create new burdens. In order to profit and benefit corporate shareholders, on-demand companies are in a constant balancing act between adequately rewarding providers and keeping prices competitive.

4. **Blockchain brings ownership.** The advent of the blockchain's distributed ledger brings significant new capabilities to online commerce. At the center of these capabilities is the concept of a unique digital "crypto" asset, or token, the ownership of which is recorded in a distributed ledger system and maintained by consensus. As the token is exchanged, the transfer of ownership is also recorded, creating an immutable, auditable chain of custody. The blockchain has been described as the "Internet of Value" for its inherent ability to generate, store and transfer value in the form of tokens.

Like with web, cloud and mobile technologies, innovative entrepreneurs will develop many new applications, business models, platforms, protocols, systems and ventures to capitalize on the blockchain. The role of Indeco Union ("Indeco" or the "Company") in this new blockchain ecosystem is to provide a platform with features, applications and services for issuers of and investors in security tokens, a form of digital "crypto" asset subject to regulation by the Securities and Exchange Commission ("SEC").

<u>FEATURES AND SERVICES OF OUR PLATFORM</u>

Indeco is a Delaware public benefit corporation that is developing a social capital platform (the "<u>Platform</u>") that includes web, mobile and decentralized applications on a blockchain ledger (the "<u>Blockchain</u>") to provide complementary information analysis, distribution and communications services to security token issuers and investors. The development, deployment, management and maintenance of applications and the Platform will be financed through the issuance of our own Tokens.

Indeco intends to deliver robust services to security token issuers and investors through our Platform. The investors provide capital for projects sponsored by the issuers by purchasing security tokens in pre-sale agreements and by purchasing security tokens in security token offerings. Investors then share in the economic benefits of successful projects through the periodic distribution of profits and through the anticipated gain in token value.

Our business model is to collect monthly payments from issuers based on the number of followers that follow the information feeds of the issers. Both issuers and investors with accounts are considered members of our Platform. All information that will be made available to members will also be publicly available. We will endeavor to distribute information through links from issuer websites, mobile apps and through security tokens and decentralized applications on the blockchain ("dapps") in order to ensure to the best of our ability that information that is available to holders and sellers of security tokens is also available to buyers and potential buyers of security tokens.

The Platform will include features that provide complementary benefits to both the issuers and investors, including the following:

- **Economic Modeling**. Issuers will model their anticipated token economics in order to share the anticipated performance of the tokens with potential investors based on the business plans and project objectives of the issuer.

- **Token Development**. Issuers will have access to the source code for Indeco's Investment Contract Token ("ICT"), a configurable crypto asset for creating custom security tokens, and our related Security Token Standard ("STS") under the MIT license.

- **Compliance.** By helping issuers understand compliance of their tokens with applicable regulations, our Platform helps protect both issuers and investors

- **Securities Design**. Issuers will design securities offerings and investment contracts on our Platform that equitably distribute the economic benefits of the project among token holders, the issuer and other stakeholders.

- **Improved Performance**. Our Platform will offer tools, features and services that should improve operational efficiency, reduce customer acquisition costs and increase the lifetime value of customers. We believe the best way to benefit investors is to support the success of issuer projects.

- **Community Support**. Issuers and investors will have direct and group communications. Experienced investors can offer advice and support to newer investors, and issuers can promote their offerings and receive input from both holders of their securities and potential investors.

- **Social Amplification**. Our Platform will help investors promote the tokens they hold and issuers turn investors into social media influencers in a manner compliant with applicable regulations.

- **Reporting and Analysis**. Through our Platform, issuers will provide current and potential investors with relevant and reliable performance data for their project. Our Platform will provide analytic tools for both investors and issuers to gauge project and token performance against expectations.

The Platform may also provide access to third party services, applications, dapps, protocols and platforms in order to provide a complete solution for security tokens issuers and investors.

<u>ADVANTAGES OF OUR PLATFORM</u>

Our social capital platform (the "Platform"), which provides services for security token issuers and investors, has several advantages for our members over legacy capital markets models. These advantages include lower cost of capital, greater transparency and beneficial network effects. While the advantages of social capital are most explicit for security token issuers, the benefits are shared with investors through improved issuer, project and token performance. These advantages can be summarized as follows:

- **Lower cost of capital.** Providers of capital and related services such as venture capitalists, private equity funds, banks, hedge funds, specialty finance companies and brokerages typically act as a conduit between issuers of equity and debt instruments and the capital markets, which aggregate capital from individual and institutional investors. Equity capital, typically formed to establish fundamental operations, is often leveraged by issuers with corporate debt and with special purpose funds to fund projects and finance programs. Equity is expensive to issue, and substantial scale must be achieved to provide liquidity to investors. Because debt principal needs to be repaid over the course of a few years and the entities providing the funds require a substantial internal rate of return, debt is also an expensive source of capital. In comparison, raising capital for operations and funding projects and programs through the issuance and crowdsale of security tokens can be a less expensive form of capitalization.

- **Greater transparency.** Sometimes, security tokens will be issued by seed-stage companies and sold publicly through crowdsales to the general public, including non-accredited investors. These startups will need an investor relations and corporate communications capability comparable to that of public companies. Ineffective, infrequent or unreliable communications can cause a sell-off in security tokens that potentially impacts the long-term viability of the company and restricts access to capital. The Platform will provide relevant and reliable information, as well as analytic tools for investors and issuers, to make effective decisions of issuing, purchasing, holding, trading and selling digital assets and diversifying portfolios.

- **Beneficial network effects.** Multi-user, multi-sided platforms can be both "sticky" and "viral," reducing customer acquisition costs and increasing the lifetime value of customers. In the token economy, crypto assets can encourage specific user actions and behavior, such as attracting users through referrals, amplifying messages on social media and endorsing other participants. The data provided by user activities can also train machine learning algorithms to continually improve the overall performance of the Platform.

By improving the performance of issuers, their projects and their tokens, our Platform will also provide a valuable service for investors in security tokens. Investors in security tokens from issuers on our platform may benefit from thoughtful economic models, the network effects, lower cost of capital, greater transparency, operational efficiency, reduced customer acquisition costs and greater lifetime value of customers afforded to issuers through the use of our Platform. Even a small competitive advantage for startups can reduce the failure rate, improve performance and increase the rate of return on invested capital.

INTRODUCING SOCIAL CAPITAL

Our concept of social capital is a potentially significant emergent phenomenon. We believe that direct, mediated multi-party interactions between security token investors and issuers on a cohesive platform with both centralized and decentralized applications will lead to a novel means of creating, increasing, storing, transferring, aggregating and distributing value. To illustrate this new concept, we distinguish social capital from the current system of capital allocation, the capital markets.

In order to disrupt and displace the inefficient and wasteful functions of the capital markets we will need to automate and integrate many of these functions as Platform features while accessing the third-party services necessary for transactional compliance, such as investor verification, "KYC/AML" (know your customer, anti-money laundering), escrow accounts, intermediary portals and Alternative Trading Systems ("ATS").

For social capital to take hold, and for our Platform to thrive, it is critical that the interests of investors and issuers are aligned. This alignment, which we call cross-optimization, is at the core of our platform and distinguishes social capital from the capital markets.

The capital markets are dominated by middlemen, brokers and service providers that work closely with issuers to create securities that can be sold to investors. The whole structure is built on information asymmetry that obscures the fundamental performance metrics of issuer and their projects that should inform an investor's decision to buy, sell or hold a particular security.

By connecting investors directly with issuers on our Platform, and providing advanced centralized and decentralized applications and capabilities that share a common pool of information, we believe social capital can increase investor returns and reduce investor risk.

Our Platform will connect investors with regulatory compliant offerings of token pre-sales securities and with security tokens, information about the tokens, issuers and their projects and communications, analytical tools and communications with other investors and with issuers. Issuers will have access to tools that reduce the cost of compliance, issuance, promotion, analytics and communications.

Because the security tokens that will be issued and purchased by our members are neither debt, equity nor currency, additional services will be required to provide a whole solution that fosters liquidity and utility for the security tokens. Many of these services are being developed for the blockchain by third parties and can be adapted for our Platform through standard interfaces.



Figure 2 Indeco plans to be a regulatory-compliant platform for security token issuers and investors. We plan to make services available on the appropriate blockchain decentralized ledger technologies and through traditional, centralized web and mobile apps.

For social capital to disrupt the capital markets, it needs to provide a complete set of supporting services for issuers and investors. These services must support the acquisition, storage, transfer, issuance and evaluation of security tokens, as follows:

1. **Acquisition, Storage and Transfer**. Value stored on the blockchain in the form of security tokens and other crypto assets can be transferred directly between blockchain wallet addresses or through exchanges. Security tokens can potentially generate wealth for those who hold the tokens if the value increases or the holder receives periodic monetary distributions. The owner of a security token is the holder of a private key. The preservation of value associated with the holding of security tokens is only as good as the practices of the holder and the architecture of the supporting software platforms and protocols. Most of us do not know how to safely store their private keys and crypto assets or manage a transaction. We will provide a simple, integrated and compliant means of acquiring, holding and transferring security tokens from issuers and intermediary portals, directly between investors and through third-party exchanges, supported by a help-desk staffed by friendly associates. Any means of transfer between parties supported by our Platform will be subject to regulatory compliance.

2. **Issuance**. Our social capital platform may obviate the need for many financial systems and services provided by the capital markets by supporting the issuance of security tokens. Security tokens can be investment contracts, which are securities as defined by the Supreme Court in SEC vs W. J. Howey & Co (knows as the "Howey Test"), rather than equity or debt. Investment contracts can have a wide range of performance attributes and, while securities, are not constrained by the long history of caselaw and statutory limitations that define equity and debt instruments. Because tokens will be liquid, holders can choose between holding the tokens and collecting distribution payments, selling tokens or trading for different crypto assets. Once the issuance, purchase, storage and trading of tokens becomes sufficiently efficient, crypto assets can

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significantly displace traditional debt and equity instruments as the offering of choice for issuers seeking to capitalize project development.

3. **Evaluation.** Investors in crypto assets have not been able to seek the guidance of professional investment advisors because most of the tokens currently available to investors have not been registered as securities with the SEC or offered under an exemption from registration. After recent enforcement actions by the SEC's Cyber Unit, more issuers are expected to register their tokens as securities or offer their security tokens under an exemption such as Regulation D for accredited investors or Regulation A for non-accredited investors. This could allow investment advisors, the activities of whom are strictly governed by the SEC and the Financial Industry Regulatory Authority ("FINRA"), to recommend tokens for the portfolios of their clients. Evaluating investment contracts and security tokens can be very different than assessing debt instruments. The information and analytical tools provided by will be valuable to both investors and investment advisors in assessing offerings.

By developing a social capital platform that encompasses some traditional cabilities of financial systems operating within the capital markets with the new capabilities of the blockchain, we intend to dramatically expand access to and participation in the security token markets. We plan for all of the investors and issuers on our Platform to be afforded the protections similar to those in the regulated securities and financial services industries that to date have not been afforded crypto issuers or investors. By lowering the cost of capital and increasing operational efficiencies, we intend to make a broader spectrum of security tokens available to investors and help issuers of security tokens attract and retain investors.

THE BLOCKCHAIN AND TOKENS

SMART CONTRACTS AND INVESTMENT CONTRACTS

"For the thing that troubles us about the industrial economy is exactly that it is not comprehensive enough, that, moreover, it tends to destroy what it does not comprehend, and that it is dependent upon much that it does not comprehend."

Wendell Berry, *Home Economics*

Blockchain technologies can facilitate the aggregation and distribution of capital in the form of digital "crypto" assets and virtual currencies between parties without a central authority. The primary attributes of the blockchain that make it particularly useful for the transfer of value are its "immutability," "trustlessness" and "decentralization." These can be understood as follows:

- **Immutable** means that the state of software cannot be changed after it is created. This is the foundation of the blockchain as an auditable ledger system that records each transaction in such a way that the owner of a digital asset can be validated, and that owner cannot transfer the crypto asset twice.

- **Trustless,** in that participants in a transaction do not need to have any knowledge of, belief in or trust for each other or for a third-party authority such as a bank, a government or the global financial services systems in order to exchange value. The blockchain replaces trust with consensus among the participating systems, which is created through peer-to-peer protocols and cryptographic signatures.

- **Decentralized** systems reduce risks associated with storing value on a network by distributing and validating information about the ownership of digital assets and transactions between participants through protocols that broadcast data to participating systems. Vulnerabilities of centralized systems that are mitigated through blockchain technologies include data manipulation, corruption and theft. By decentralizing data, the blockchain provides transparency for all involved.

However, the blockchain is inefficient for many applications and commanding resources on the blockchain can be costly. Our Platform is designed to leverage the cloud appropriately for computationally-intensive processes and the blockchain specifically for the aggregation and distribution of value.

Initially, our Platform will support Ethereum smart contracts for storing, transferring, distributing and aggregating value. Smart contracts are not contracts in the traditional sense. Contracts are legally-binding written agreements between individuals or entities that articulate the terms in a way that they can be enforced by jurisdictional authorities in the case of a dispute. Smart contracts are executable software programs written for the blockchain virtual machine that will behave in a predictable manner according to the dictates of the code. The rules encoded in smart contracts are enforced by the consensus of the computing resources participating in the blockchain. Those providing resources are paid based on the resource-intensity of the computation required to execute the smart contract. Resource intensity is determined in units of "gas" and paid in ether. In general, the cost of executing smart contracts on the blockchain should be far less than the cost of administering written agreements between parties.

The Platform will support two types of smart contracts, security tokens for investments and utility tokens for conducting business that falls outside the purview of securities regulators. While both security tokens and utility tokens may be ERC-20 compliant, meaning they can be transferred between owners on the Ethereum blockchain through standard protocols, only security tokens are meant to be traded on exchanges as securities. The Supreme Court defined a security when it ruled in SEC v. W. J. Howey Co. The resulting definition of a security is now referred to as the Howey Test, as follows:

1. **It is an investment of money.** Security tokens can generally be purchased with ether ("ETH"), bitcoin ("BTC"), US dollars ("USD") or other cryptocurrency or fiat currency acceptable to the issuer and the distributor of the security token;

2. **There is an expectation of profits from the investment**. Purchasers of security tokens anticipate a return on their investment in the form of profit distributions from the issuer, increased token value or both.

3. **The investment of money is in a common enterprise.** Proceeds from the sale of security tokens are pooled for use by the issuer.

4. **Any profit comes from the efforts of a promoter or third party.** In most cases, a successful outcome is outside the control of the investor.

In contrast, utility tokens are a form of smart contract that can provide, store and transfer many different types of value. In decentralized applications, also known as "dapps," utility tokens are adept at such tasks as providing access to resources, managing workflows and approvals, tallying votes and collecting or disbursing funds.

ISSUING SECURITY TOKENS

In order to offer a robust platform for issuers of, and investors in, crypto assets we need to initially focus on supporting issuers through the process of conceiving, pre-selling, issuing and supporting security tokens. In the parlance of *The Lean Startup*, our initial release will be a Minimum Viable Product, or MVP, that reduces the cost of issuing security tokens and attracting initial pre-sales investors.

In order to field-test our Platform and work toward a fit with the market, we plan offer as our MVP a complete solution for security token issuers that provides a path (1) through token pre-sales under Regulation Crowdfunding ("Regulation CF") on a crowdfunding intermediary portal compliant with Title III of the Jumpstart our Business Startups Act ("JOBS Act"), managed, administered and operated by a FINRA-approved intermediary and under Rule 506(c) of Regulation D, using general solicitation and a third-party accredited investor verification API, and then (2) through the Security Token Offering ("STO") under Regulation A ("Regulation A") and then (3) to secondary-market trading on an ATS. After the STO, we will provide ongoing investor relations and after-market support. Initially, much of this work will be manual. Over time, more features will be automated and incorporated into the Platform. Planned features of our offering for prospective security token issuers include development and provision of the following:

- A white paper describing the planned security token, the broader project to be supported by the security token issuance and the potential economic benefits to investors in the security token.

- A financial model, projections for the project and anticipated returns for security token investors with assumptions and performance metrics.

- Corporate governance policies and bylaws for investor protection and transparency in advance of the eventual issuance of security tokens.

- The Form C, in consultation with issuer's counsel, for filing with the SEC along with an accounting review or audit, to be performed by a third-party accountant.

- The issuer's deal page content and video production for placement on the Regulation CF portal.

- A marketing plan to attract and mobilize fans, customers and community in support of the token pre-sale, compliant with Regulation CF advertising rules.

- Structuring of the pre-sale securities for issuance under Regulation CF and Regulation D.

- A Private Placement Memorandum ("PPM") and investor verification for accredited investors participating under Regulation D, in consultation with issuer's counsel.

- A Form 1-A in consultation with issuer's counsel for qualification of the STO under Regulation A.

- Structuring of the security token to be issued in the STO.

- Ongoing investor relations and reporting on results against metrics, milestones and projections.

- An accelerator program with residential, on-site and remote participation options.

We anticipate charging monthly fees to issuers based on the number of members who follow the issuer on our social capital platform.

We will endeavor to keep our expenses low and achieve a positive cash-flow at the earliest date possible in order to deliver periodic distributions to our security token holders and as an example to our third-party issuers.


INDECO
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Figure 3 The top of our home page for our MVP release.


Benefits for Investors
Anyone can invest in security tokens. There are no minimum income or net worth requirements.
Rapid Liquidity
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Benefits for Issuers
Any company can raise capital with security tokens. We'll support you every step of the way.
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Figure 4 Benefits of Security Tokens for Issuers and Investors as Presented on our MVP Home Page


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Figure 5 We intend to Launch our MVP Platform with Projects from Several Issuers.

Social Capital: Security Token Resources for Issuers and Investors

The T Corporation: A New Model for Transparency, Trust and Tokens

Posted by moto on May 7, 2018 5:39:10 PM

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VCs vs Security Tokens

Security Token Offerings have inverted the traditional capitalization methods for startup companies. In the days of debt and equity, a successful entrepreneur would typically offer a convertible promissory note to friends, family and local angel groups, then raise a seed round, early stage, growth, expansion and mezzanine round before finally achieving liquidity in the public markets. Sometimes the entrepreneur would take on commercial loans, a revolving credit line or venture debt along the way.

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Tags: **Issuer, Governance, Investor, Transparency**

Pre-launch Checklist for Entrepreneurs Considering a Security Token Offering

Posted by moto on Apr 30, 2018 10:45:31 PM

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Capital Formation in the Crypto Era

Until recently, all an entrepreneur had to do to launch an Initial Coin Offering ("ICO") was find a programmer to write an Ethereum smart contract in Solidity, post a whitepaper and circulate a wallet address. Capital would come roaring in.

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Tags: **Entrepreneur, Planning, Issuer**

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Figure 6 We will publish informative articles for investors and issuers.

Our own token pre-sale experiences and planned Security Token Offering will serve as a reference implementation for third-party issuers. Our security token, indecoin, will be derived from our open source Investment Contract Token and conform to our open Security Token Standard we plan to publish. ICT will have attributes that can be tailored to meet the needs of third-party issuers

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without modifying the source code. We are currently working to make ICT and STS compatible with the OpenFinance Networks's smart security standard ("S3"). We believe S3 will make ICT-derived and STS-compliant tokens tradable on OpenFinance Network's ATS.

An important aspect of our security token is that it is designed as an investment contract, not a debt or equity instrument. While many aspects of the administration of debt and equity instruments have been automated through technology, those technologies have relied on a centralized corporate authority keeping the records.

Investment contracts provide a broader range of attributes through which to align the interests and of investors and issuers. Additionally, the rules for the administration of investment contracts can be more readily built into the token for decentralized applications on the blockchain without violating certain inherent features of equity and debt instruments. We intend to create a software standard for investment contracts on the blockchain so that it is easier for issuers to qualify for issuance of security tokens under Regulation A and trade on compliant exchanges. We anticipate our software standard for investment contracts embodied in security tokens will also provide built-in protections for investors that can be executed and managed on the blockchain.

We anticipate that the investment contracts embodied in security tokens will have some features similar to long-term bonds which have the ability to receive periodic monetary distributions as interest payments to the extent funds are available. We also anticipate that the investment contracts will have features similar to participating preferred stock, which provides distributions in the form of dividends. The investment contracts will not have any of the creditor rights typically associated with debt instruments, nor many of the protections typically afforded equity holders. Investment contracts may include contractual rights to participate in pools of equity, and may have redemption rights or drag-along provisions to support a tender offer or other means of liquidating or extinguishing security tokens in the case of an acquisition of both the corporate entity and all extant security tokens.

CAPITAL FORMATION

"Put your good where it will do the most."

Ken Kesey, as reported by Tom Wolf in
The Electric Kool-Aid Acid Test

The capital markets have served as the primary source of capital provided to individuals and organizations by banks, specialty finance organizations, venture capital funds and other originators. Access to capital is critical for businesses, families, municipalities and the general economy. Debt capital is provided as short term or long term, secured or unsecured loans. Equity is provided as common or preferred, private or public stock.

The appetite of the capital markets for a broad range of high-yield, riskier securities and lower-yield, safer securities ultimately determines what equity and debt products are available, and on what terms, for the borrower of funds or the issuer of the equity securities. The journey of money from the investors in the capital markets to the issuer and then back to the capital markets investors as loans are repaid, dividend payments are distributed or liquidity is achieved is expensive and inefficient.

THE CAPITAL MARKETS



Figure 7 The journey of capital from the investor in securities products in the capital markets to the issuer of equity or debt and back is expensive and inefficient.

The infographic above (Figure 7) represents the path of capital from a retail or institutional investor in a securities product to the individual, business or government in need of capital. The traditional path between the issuer of debt or equity and the investor in the capital markets through the financial intermediaries is depicted as follows:

1. **Issuers** seek capital for projects or purchases from credit card companies, banks, at the point of purchase, venture capitalists or through online marketplaces. Enormous resources go into multi-channel marketing to reach borrowers and compel them to apply for credit or find companies that provide a substantial return for equity investments. Databases stratify and qualify borrowers based upon credit score, demographics, geography, propensity, capacity, debt, income, habits and behaviors. General partners of venture capital firms haunt conferences, post blogs and network with angels to establish proprietary dealflow.

2. **Dealflow** represents the point of sale for capital. Home improvement loans might be originated by the contractor, financing for appliances and electronics can be originated by big box retailers and cars by auto dealers. Security sales are often originated by investment banks, venture capitalists, incubators and crowdfunding portals. Many loans are originated online through search engine or social media marketing campaigns. The originator can make anywhere from a few basis points to a couple percentage points as an origination fee. Originators apply underwriting systems to match borrowers with loan products as dictated by the funds that supply the capital.

3. **Funds** aggregate sufficient capital to deploy to borrowers or equity issuers through originators. Funds are typically designed with a targeted life-span and promised internal rate of return for investors in the fund. Capital is typically raised for the funds from institutional investors, family offices or high net worth individuals under Regulation D.

4. **Securitization** is a process of aggregating loans into portfolios, structuring them into tranches according to borrower and loan attributes and rating the tranches. Rather than waiting for the borrowers to pay off their loans and provide the promised returns to the fund over the course of its typical five to ten-year life, the cash-flows into the fund are often bundled into large securitizations. In the securitization process, a ratings agency such as Moody's or Standard & Poor's will rate tranches according to their risk and reward characteristics. In equities, the related process is underwriting for a public offering by an investment bank.

5. **Brokerages** will typically distribute the securities to the end investor. The distribution of these securities is performed by broker-dealers generally affiliated with investment banks, who are compensated to place the securities into portfolios.

6. **Investors** in these securities provide the capital for a wide variety of projects by purchasing portfolios of securities with diverse risk and return attributes. When the securities are purchased by these investors, the capital is distributed to issuer of the securities, which could be the owner of the project or the fund. The fund managers then will typically raise new funds to provide capital for more investments or loans, and the cycle repeats.

With so many hands in the process extracting value as the funds move from the capital markets to the issuer or borrower, and the securities travel back to the capital markets, the cost of capital can be very high. Additionally, each hand-off introduces inefficiencies and waste that create more costs. Between origination fees, interest rates, dealer fees, placement agent commissions, rating agencies, etc., the total cost of capital can be very high. Often, some of the fees and other costs are hidden in the cost of the project, purchase or product. Consumers have been trained to consider the "low monthly payments" rather than total cost of the financing. While the hidden costs are generally disclosed in the fine print of the loan agreement, they are seldom noticed or properly considered by the borrower. With equities, issuers are often unsophisticated entrepreneurs who are unaware of the implications of the terms of preferred stock.

ONLINE MARKETPLACE LENDING AND EQUITY CROWDFUNDING

Marketplace lending platforms ("Marketplace Lenders") promise to leverage the internet to democratize financial services, expand access to capital and improve the rates and terms associated with loan products by replacing the secondary market with individual "peer-to-peer" lenders. Equity crowdfunding intermediary portals ("Equity Crowdfunding"), sanctioned by the SEC under the JOBS Act, similarly work to democratize equity capital formation. In the marketplace model, individual investors and lenders would replace the fund represented in step 3 of Figure 7.

Marketplace Lenders actively solicit individual investors on the internet to provide the capital for loans that would then be made to borrowers who were also solicited through search engine and social media marketing. This method is also known as "peer-to-peer" lending. Equity Crowdfunding sites similarly solicit individual investors for startups.

The difficulty faced by Marketplace Lenders and Equity Crowdfunding has been in attracting sufficient capital from individual investors to fund the demand for capital. For a two-sided marketplace to be successful, there needs to be a reasonable balance between the funds coming in and the funds going out. The reasons for the lack of participation by individual investors is twofold:

1. **Lack of sophistication on the part of individual investors**. Individual investors are not generally sophisticated enough to determine the specific loans or issuers in which to invest and how to build a portfolio of investments. In peer-to-peer Marketplace Lending models, the investor typically only gets repaid the principal and then earns a premium if the specific loans they have funded perform well. Deciding between low-interest loans to borrowers with high credit scores and high interest loans to borrowers with a poor credit history is difficult, and building a portfolio to manage risk also requires sophistication beyond the level of most individual investors. In Equity Crowdfunding, the investors are typically only repaid if the issuer achieves liquidity, which is difficult and rare. Many individual investors on Equity Crowdfunding portals consider the product or project of the issuer, rather than the fundamentals of the business or offering. Relatively few are sophisticated enough to build a successful portfolio.

2. **Lack of liquidity for the investments**. When an individual lender supplies capital to a marketplace lender for loans, they rarely have the ability to liquidate early if they require the capital for other purposes. Without a secondary market for these loans, the capital invested is captive for the term of the loan. In Equity Crowdfunding, the

investments are not typically liquid for several years, until the issuer goes public or is acquired by a public company. In most cases, liquidity is never achieved.

Due to these challenges, Marketplace Lenders gravitated to capitalizing their lending facilities through institutional investors. Rather than being peer-to-peer, the funds are raised on the capital markets, and the cash-flows from loan servicing are securitized. The Marketplace Lender becomes just another originator for the capital markets. Issuers on Equity Crowdfunding portals that fail to raise adequate equity capital bootstrap their businesses, raise funds from friends and family rather than the crowd or fold their businesses. Only a small percentage succeed at equity crowdfunding.

TOKENIZING CAPITALIZATION

The blockchain allows for the radical simplification of the capital markets model, reducing the cost of capital and improving operational efficiency. Additionally, security tokens coupled with our Platform address the two issues of Marketplace Lending, lack of investor sophistication and lack of liquidity for investors.



Figure 8 With social capital, investors and issuers are directly connected and tokens are freely tradable in liquid markets.

Indeco is working to standardize the security token as an investment contract, which has benefits for both investors and issuers. In the traditional capital markets model, investors typically build a portfolio from a wide range of equity and debt instruments to achieve the right balance of risk and reward. An investment contract encourages the best possible performance from the issuer and highest possible return for the investor within the constraints of the project. Holders of security tokens may receive periodic monetary distributions directly to their blockchain address, based on the performance of the project. With standardization, the cost of issuance is lower as many aspects can be automated.

For the token economy, and our Platform, to be viable, the benefits will need to be balanced between issuers and investors. Several companies are working on platforms for the tokenization, distribution and trading of debt and equity instruments in decentralized blockchain applications. Some of these are disintermediating certain players in the capital markets, such as broker/dealers, and others are cutting them in.

Unlike these programs for tokenizing securities, our Platform ensures that all security tokens are equivalent with the exception of specific attributes that can be readily evaluated by the purchaser. Similarly, corporate governance, reporting and metrics will be standardized so that investors can decide whether or not to buy, hold, sell or trade security tokens. We will work toward establishing security tokens as a third asset class, on par with equities and debt. Ultimately, we believe our form of security token, based on the investment contract, will be more attractive to issuers and investors for a wider variety of applications than traditional debt or equity instruments.

BENEFITS FOR INVESTORS

The primary anticipated benefits to investors can be summarized as follows:

1. **Transparency**. Investors will receive information directly from issuers on an going basis. This information will help investors decide how to allocate capital in their portfolios, and whether to buy, hold or sell specific security tokens.

2. **Liquidity**. By qualifying security tokens with the SEC under Regulation A, issuers can provide liquidity for investors on any ATS that supports ERC-20 compliant tokens.

3. **Periodic Distributions**. Issuers will conform to our Platform's standards of performance, which includes operational efficiency, transparency and proper governance. Issuers will take a pre-defined profit share of the projects, and distribute the balance pro-rata to token holders.

4. **Reinvestment Opportunities**. Distributions can be withdrawn as cash or automatically reinvested in the acquisitions of more security tokens, from the same or from different issuers, for the long-term accumulation of value.

5. **Peer Advice**. Investors can form short- or long-term investment clubs to consider adjustments to portfolios and holdings. Successful and experienced investors can share advice and investment strategies. Community rewards systems will be built for investors that gain large followings. New investors will find a supportive, encouraging environment.

BENEFITS FOR ISSUERS

The primary anticipated benefits to issuers can be summarized as follows:

1. **Access to Capital**. By offering security tokens and token pre-sales agreements through crowdsales, issuers can access capital directly from individual investors. Many startups do not have capital formation as a core competency. Our Platform can help capitalize companies that have business concepts or technologies, but struggle in accessing capital.

2. **Creative Freedom**. Investors in security tokens will have only the specific contractual rights granted in the investment contract. Unlike with equity issuances, where major investors often take board seats and can pressure the company for a liquidity event, security token offerings allow the issuers to capitalize independent projects separately

from the capital requirements of the corporate entity. Investors know more precisely what they are investing in, as the outcomes are based on the success of the project, rather than the entity, which could have both successful and unsuccessful projects.

3. **Community Support**. Issuers can gain fans and customers through the token crowd-sales process. Our Platform provides direct connection and encouragement, making the investors an important part of the team. Additionally, issuers will have a community of fellow entrepreneurs. The social capital community can innovate on business models, technology, governance and offerings. For issuers outside the technology hubs of the Bay Area, Southern California, Austin, Boston and New York, access to this community will an important benefit of participation.

4. **Friendly Terms**. With security tokens, the interests of investors and issuers are aligned. The entrepreneur retains control of the company. The crowd has plenty of influence, but no voting rights.

5. **Cost Contro**l. We intend to be the most affordable means of issuing security tokens, with integrated promotion, compliance and token economics modeling on an integrated platform.

For a start-up, the concept of capitalizing a project, rather than a corporate entity, is potentially unique and transformative. Sophisticated tracking stocks have been available for public companies, while entrepreneurs have only had access to expensive preferred stock deals or high-interest loans, when any capital was available at all. For example, investors might want to participate in the profits of high margin projects rather than potentially lower margin businesses housed within a corporate entity. Equity and debt still have their place as complementary instruments. These projects can be considered micro-businesses. Because they are quickly liquid, they don't need hundreds of millions of dollars in scale to reach the public markets.

The token capital dynamic can work for small businesses and even individuals. The proliferation of tokens will reward the strong performers who provide the most substantial periodic distributions and establish the best track record.

SECURITY TOKEN OFFERINGS

"In the short run, the market is a voting machine but in the long run, it is a weighing machine."

Benjamin Graham

<u>LEGACY EQUITY AND DEBT MARKETS</u>

The blockchain and associated token sales have brought about a new model for aggregating sufficient capital to develop and launch a service. In the past, capital formation for startup companies and established enterprises launching new services has come in two forms, equity and debt. Equity capital is based on the value of the business itself, which includes its current assets. Debt capital is raised through the assignment of obligations, which can be secured by assets but which does not typically provide ownership in the assets except in the case of default.

Both equity and debt have long histories rooted in the capitalization of the earliest companies chartered to trade between Europe, Africa, Asia and the Americas. Accounting for equity and debt requires significant administrative and back office resources to track ownership.

Equity has traditionally been favored by speculators, who look for asymmetrical returns. Equity investments can dramatically increase in value if the company performs well. Equity investors generally have a higher tolerance for risk, as their investments can rapidly lose value due to competition, flawed execution, lack of a market for products and services or other issues. Holding debt obligations is typically preferred by those looking for a relatively safe income stream where the upside is capped.

Capital markets are designed to provide a degree of liquidity, where stocks and bonds can be bought and sold, with the price on the exchange reflecting the general economic conditions and relative performance of the company in executing on its business plan or meeting its debt obligations. The equity and debt of startup companies have very little, if any, liquidity, which dramatically increases the cost of capital, limits the sources of capital to sophisticated investors holding securities in a portfolio for the long term and often introduces terms that put significant burdens on the company that can in turn hurt performance. Downside protection in the terms governing debt and equity deals can create situations where the interests of specific investors and lenders can become adverse to the interests of the company.

<u>THE INTERNET OF VALUE</u>

Above, we described how aggregating capital from investors through the crowdsale of security tokens provides advantages over the capital markets as a source of equity and debt financing. By aligning the needs of issuers for flexible, favorable terms with the needs of investors for liquidity and direct monetary distributions from profits, we intend to augment or replace the captive dealflow and origination schemes of the legacy capital markets with an integrated online social capital platform that supports a standardized security.

That standardization of the security token is an important aspect of our work. To understand the role of the standard, it is important to distinguish between security tokens as we have defined them and tokenized securities.

Tokenized securities are traditional equity and debt instruments that are issued as smart contracts in order for transactions to be recorded on a decentralized blockchain ledger. The nature of the tokenized equity as a share of ownership in an organization, and the nature of debt as a repayment obligation is not changed.

Whether off-chain or tokenized, equity capital is favored over debt by investors who seek an asymmetrical return, meaning that they favor the upside opportunity over downside protection. Debt capital is favored by investors seeking a relatively predictable, though capped, return. Debt and equity have long histories, with established models for valuing the securities, predicting returns and assessing risks. Even tokenized debt and equity securities are ultimately memorialized in written stock purchase agreements, investor rights agreements and note purchase agreements.

Security tokens, as we define them, are a specific case of smart contracts known as investment contracts. A smart contract, or utility token, is a software protocol for the blockchain intended to facilitate, verify or enforce credible transactions. A security token differs from a utility token through the nature of the transaction. A utility token handles transactions that are not defined as securities according to the regulatory authorities having jurisdiction, and a security token handles transactions that are investments of money, in a common enterprise with the expectation of gain by the investor.

While security tokens, as investment contracts on the blockchain, can have a wide variety of attributes and performance characteristics, we have constrained the primary attributes to appeal to both investors and issuers. By simplifying the security token, we believe investors will be able to distinguish tokens for acquisition and build a portfolio that best meets their needs. The most important attribute of the security token as we have defined it is the level of periodic distributions to each token holder. The periodic distribution level is determined by the percentage of profits from the project that the issuer has commited to distribute to token holders periodically, the anticipated total quarterly profits that will be generated by the project and the estimated number of tokens expected to be in circulation.

	Security Token	Equity	Debt
Liquidity	Typically, upon issuance. (Under some exemptions, a year holding period is required).	Only when the issuer goes public or is acquired by a public company.	Not generally liquid.
Primary Benefit	Distribution of profits from the issuer's project.	Share in the value of the issuing corporate entity upon liquidation.	Repayment of principal plus interest.
Primary valuation method	Money Multiplier, the amount of money paid to the token holder relative	Price-to-Earnings Ratio (initially multiples of revenue or profits	Internal Rate of Return

	to the price paid for the tokens.	compared to comparable companies)	

Because the security token is new, our Platform will service an important role in quanifying the underlying economic basis for security tokens, support issuers in developing successful offerings and advise investors of opportunities to buy or sell tokens. We plan to highlight the performance attributes of tokens, projects and issuers in a format and on an integrated Platform that makes it easy for investors to build portfolios to meet their needs.

Unlike the equity and debt issued by most startups, registered, qualified and some exempt security tokens can be immediately liquid upon issuance. While the public equity markets are reached by companies after years of operations and posting significant growth, revenue or earnings metrics, many token issuers are newly minted companies with inexperienced teams. Support for issuers and investors on an integrated social capital platform will be critical for ensuring a successful market for security tokens over the long term.

This is where the magic of alignment of interests and cross-optimization between issuers and investors comes in. By cross-optimizing the benefits of security tokens between the investors and issuers, and aligning their interests, we can eliminate much of the waste and confusion of the equity capital markets, with investment bankers, analysts, stock brokers, traders and charting tools. We plan for both investors and issuers taking advantage of our Platform to be able to determine the key performance metrics for each unique token, based on the underlying issuer and project dynamics. Both issuers and investors can then track these metrics against actual performance on an ongoing basis to predict both capital distributions and value growth.


01
Investor buys tokens
02
The investment is added to the blockchain
03
Capital is deployed by issuer
04
Revenue is collected by issuer
05
Distributions are made to token holders
06
Tokens can be traded on exchanges

Figure 12. With security tokens, investors can have direct access to an income stream from token issuers as well as liquidity through regulated exchanges.

In the past, many blockchain startups have issued, or pre-sold, utility tokens as a way to raise capital. By definition, utility tokens have purposes other than to serve as securities held by investors. Some examples include:

- A sports betting network with a token for placing wagers.
- A shopper's loyalty program with tokens issued as rewards for purchases.
- A decentralized file storage network with tokens as payment for providing disk space.

In each of these cases, and many others, an initial issuance of the utility tokens was used to raise capital for the implementation of the network. Some lawyers have argued that the issuance of a token pre-sale agreement may have initially constituted an offering of securities, but that later the tokens will be utilities, and not regulated by the SEC.

Our view is that mixing utility and security is a flawed model. Investors hold securities for the economic benefits. In many cases, an investor would not want to liquidate a securities holding to participate in a network. It would be better to use a currency as a means of exchange, rather than a security.

Our social capital platform is for information related to security tokens and for mediated communications between investors and issuers. Organizations that previously issued utility tokens, or plan to in the future, can still become issuers on our Platform by issuing a separate security

token. Additionally, entities that do not plan to issue utility tokens or otherwise participate on the blockchain can issue security tokens for the sole purpose of capitalizing their project.

The blockchain has been called "the internet of value," in that value can be part and parcel of the information transferred between blockchain addresses and nodes. There is an important place for utility tokens and for security tokens. The security token holder, or investor, becomes an integral part of the platform and network, expressing confidence by buying more security tokens and lack of confidence by selling. Because the security token can access methods associated with utility tokens, and vice versa, a high degree of transparency can be provided with much greater granularity than the quarterly or annual reports typical of equity and debt offerings.

<u>VALUE FOR INVESTORS</u>

Crypto assets were designed to store and transfer value through a decentralized network. For some blockchain developers and crypto holders, decentralization has been an ideology as much as a technology. With a commitment to the Decentralized Autonomous Organization ("<u>DAO</u>") as a self-governing framework, many hardcore crypto advocates espouse a libertarian rejection of centralized governmental authority as overreaching, statist and geography-bound.

With anonymity, decentralization and trustlessness as foundational principles, token issuers, promoters and exchanges have assiduously avoided regulatory oversight. Some of the techniques of issuing and distribution include launching Initial Coin Offerings ("<u>ICOs</u>") from Panama, Singapore, Switzerland and other havens of financial privacy and lax oversight over crypto markets, marketing tokens through social networks, buying and selling with cryptocurrencies, listing on non-compliant platforms and trading the tokens on unregulated exchanges.

Because they didn't consider their token offerings to fall under securities regulations, issuers heavily promoted their ICOs without concern for SEC rules governing issuance, promotion and distribution. In this compliance vacuum, a frenzied ICO promotional culture emerged on social media platforms such as Reddit, Twitter, Facebook, Telegram and YouTube.



Figure 13. ICOs have been Broadly Promoted through a Hype Machine amplified on Social Media

Issuers and promoters of ICOs relied on social media to amplify their messages. Some of the techniques include:

- **Token pools.** Token pools are formed by groups of investors who solicit issuers to offer tokens at discounted prices to pool members before they are issued to the public in an ICO. The pool members ensure a large portion of the tokens are purchased immediately upon the ICO launch, demonstrating momentum and encouraging others to buy in at the ICO price.

- **Airdrops.** Airdrops are a means of distributing tokens for free directly to the wallets of potential investors. Promoters develop lists of email addresses associated with the Ethereum blockchain address of token holders. Any ERC20-compliant token can be distributed this way. As soon as the token appears in the potential investors wallet, their interest is piqued. The issuer will then follow up with promotional emails.

- **Influencers.** Influencers are social media personalities with a large number of avid followers. Issuers typically offer tokens to influencers at steep discounts or no cost in exchange for posts on social media that feature the token. In other cases, the influencers are simply paid to post. The followers of the influencer then share the posts and also invest in the ICO.

- **Pump and Dump**. In a pump and dump scheme, small group of investors will buy a significant amount of a token that is thinly traded, make claims about breakthroughs, partnerships or market opportunity and hype the claims on social media. When more investors buy the token and drive up the price, the original investors sell their holdings before the price collapses.

To date, the SEC's enforcement actions were limited to a few cases where ICOs were halted or the issuer's assets were frozen. More recently, the SEC has subpoenaed information from a wide range of issuers and exchanges, so broader enforcement action is expected.

An important lesson of the early ICO market is that crypto is fundamentally social. Our challenge and opportunity is to maintain the compelling, exciting experience that attracted early crypto investors, promoters and issuers to the market while complying with regulations and incorporating relevant and reliable projections and performance data to reduce investor risk and improve the likelihood investors will increase wealth through the success of the capitalized



projects.

Figure 14. Our Platform will counter the hype associated with ICOs through the application of machine learning.

As token issuers move to become compliant with the regulations of those authorities with jurisdiction over their activities and investors afford themselves of the protections offered, a new type of intermediary between issuers and investors will be required. Traditional robo-advisors, financial planners and brokerages lack the expertise to distinguish promising tokens from likely failures because valuing crypto assets is a very different activity than promoting equity or debt offerings. Additionally, most of the current players in the capital markets make their money on transactions. There is no incentive for a broker or an exchange to encourage holding, particularly for crypto assets on the blockchain, which don't generally offer fees or carried interest to portfolio managers.

We intend for our Platform to become an important ecosystem in the new security token market. Issuers will use the tools offered by the Platform to structure their offerings in a way that should allow for an accurate valuation model for token pre-sales, during the issuance of tokens in an STO that complies with the regulations governing the sale of securities, and during the long-term aftermarket as tokens are traded on compliant exchanges. We currently plan for the Platform to include the following features:

- **Token Economics**. Each security token represents an investment contract between the issuer and the investor. Our Platform will support issuers and investors with tools to quantify the economics of the security token and predict performance.

- **Performance Monitoring**. Issuers will update their project profile with key performance metrics that can be used by investors in considering whether to buy, hold or sell.

- **Trading Support**. All information about issuers, projects and tokens will be publicly available for consideration by potential purchasers in the secondary market. Information will be linked from the issuer's website, mobile apps and the tokens themselves to ensure that potential purchasers have full access to all available information. Without this service, investors and issuers could be subject to accusations of insider trading.

- **Mediated Communications**. Communications among issuers and investors will be mediated and monitored for compliance with regulations, relevance and reliability. Communications within our social capital platform, and related information, will also be propogated on social media to improve the signal to noise ratio among participants in the market.

VALUE FOR ISSUERS

The issuance of tokens in public STOs is expected to fundamentally change the way investors generate wealth and entrepreneurs raise capital. Cryptographic assets represent an almost infinite variety of protocols that can be developed for the blockchain to create and transfer value. Additionally, equity and debt can be issued as tokens. Some of these tokens, networks and protocols will be successful, and many will fail.

Our Platform is being designed to help investors build valuable crypto portfolios and support entrepreneurs in furthering the success of their ventures. We will strive to discover the issuers and projects with the greatest potential for generating value, help them issue and promote security tokens, monitor their progress and reduce the cost of compliance.

We will seek to establish a fully transparent market model, allowing issuers to focus on their software development, operations, growth and other aspects of business execution, rather than marketing to investors and maintaining investor relations. The token price on exchanges should reflect the performance of the issuer, not hype or rumor.

STOs promise to invert the capital formation process for software companies. Instead of raising funds gradually on milestones over the course of years and ultimately achieving liquidity in the public equity markets, companies can be fully capitalized and liquid before being operational.

This state of affairs is risky for both investors and issuers. In crypto markets, the companies and tokens are not typically vetted by investment bankers and venture capitalists, and these investment professionals have not developed valuation models for tokens, which might have fundamentally different characteristics and attributes than equity and debt instruments.

Rather than replicating features of the equity and debt markets, our Platform is a native solution for investors in and issuers of security tokens. To ensure the success of issuers and investors, we plan to standardize the performance metrics provided by issuers and considered by investors.

While each project is different, many attributes of management teams, issuers and tokens can be abstracted and generalized. The following characteristics of tokens, projects and issuers are likely to be tracked for most security token offerings:



Figure 15 Product Development Velocity

- **Product Development Velocity.** The "Lean Startup" model has taken hold as a management philosophy for entrepreneurs founding new companies and for those initiating new projects within established enterprises. We plan to automate the production of development progress reports. Issuers that maintain a stable development team, recruit strong talent and maintain test-driven and business-driven development practices are more likely to have successful security tokens that increase in value and provide substantial monetary distributions over time.


Customer Acquisition Costs
How much the token leverages network effects

Figure 16 Customer Acquisition Costs

- **Customer Acquisition Costs.** We intend for our Platform to evaluate the potential sales and marketing plans, as well as network effects, of the projects to determine likely customer acquisition costs, and then track performance.


Lifetime Value of the Customer
How much revenue each participant will contribute

Figure 17 Lifetime Value

- **Lifetime Value of the Customer.** Once customers are acquired, we intend to leverage our Platform to predict the amount of money each will spend over time on goods and services and refine estimates as revenue is collected. In this way, the Platform intends to assess the value of the customer based on the issuer's economic model. Lifetime value of the customer generally will be lower for transaction-oriented offerings than subscription services.


Token Ecosystem Economics
The profitability of the network and business

Figure 18 Token Economics

- **The Token Ecosystem.** As an investment contract, the value of each security token will reflect the specific performance of the project related to the contractual rights of the investor. Investors in the token need to understand the economic model of the project and investment contract before they purchase the token. Forward modeling can surface the forces internal to the project and in the broader market that will increase and decrease the value of the token and impact the level of distributions. After release, the models can be used to determine if the token is overvalued or undervalued, signaling reasons to buy or sell.

By establishing token-specific economic models and valuation criteria during token development, and then applying machine learning to the data generated throughout the lifecycle of tokens, we intend to provide a level of stability and transparency to the security tokens that can eventually surpass even the equity, debt and commodities markets. With software, networks and machine learning, the promise of a universal exchange of value can potentially be achieved.

THE SECURITY TOKEN STANDARD

Central to the operation of the Platform will be our Security Token Standard ("STS") and the Investment Contract Token ("ICT") that is compliant with this standard. We will be issuing our own security token (the "Token" or "indecoin") that is derived from the ICT and complies with the STS. We intend that the Token will act as a store of value, an asset which can be traded and sold, and a method by which funds can be distributed to Token holders based on the profitability of our Platform. The Company continues to develop the Token, but the Company currently intends for holders of the indecoin to receive profit distributions based on Company's performance after costs plus 20% are retained by the Company, and rights to certain economic benefits in preference to Company equityholders upon a dissolution of the Company. The Token holders, or Investors, will be an essential player in the Indeco ecosystem; below we detail how the Token is intended to operate and how the Token holder will interact with it.

Additionally, we intend for the ICT and STS to provide for token holders, including holders of our Tokens, to benefit from a potential increase in value of the issuing entity's equity and to benefit from a redemption event by the issuing entity. We intend that the holders of our Tokens will, and token holders of other issuers may, be granted a contractual right on the token to receive consideration that is equivalent to the ownership of a fixed number of shares, which will be distributed upon the occurance of a Company Sale. If a Company Sale occurs, token holders will be eligible to receive the consideration allocated to these "phantom shares" on a pro-rata basis. We intend for the phantom shares to be a fixed number of shares without anti-dilution rights, and any amounts received upon a Company Sale will be shared pro-rata among all token holders. Therefore, the benefits of this phantom equity allocation to a token holder will be subject to dilution if the issuing entity issues additional equity and will be subject to dilution as the issuing entity issues additional tokens.

Further, the ICT and STS will provide support for the tokens to be subject to a redemption right in favor of the issuing entity. The redemption right may be exercised by the issuer only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the issuer, a potential acquirer of the issuer if the redemption right is exercised as part of a Company Sale with respect to the issuing entity, or any of their respective affiliates.

The Technology Underlying the Token

At its heart, the indecoin is expected to be a security token deployed to the Ethereum project's blockchain. This means each Token is a small piece of software, an investment contract, that resides on the computers that run the blockchain. The underlying blockchain provides the following attributes and services for the reliable and secure operation of our investment contracts, as well as other Smart Contracts:

● The operation of the contract is **distributed** to help prevent a bad actor from exploiting a centralized repository.

● The data on the contract, such as who owns Tokens, how many are owned, what their payouts and values are, etc., are **transparent** and managed by **consensus** algorithms that help prevent any participant from cheating.

● The data associated with the activity of the Tokens, such as trades, payouts, etc. are intended to be **immutable**. Once a Token is sold or traded, for example, no one should be able to contradict the claim.

● The **provenance** of any Token or data item concerning a Token should be fully traceable throughout its lifetime.

● Interactions on the blockchain are intended to be highly **secure**, making use of cutting-edge cryptographic technologies.

The Token itself will be created with attributes that are essential to its operations. Chief among these will be **tradability** and **payment management**. Tradability is needed so that the Tokens may be bought, sold, and traded. Payment management is needed to track the payments made to (and disbursements taken by) the holders of the Tokens. We believe indecoin may be one of the first distribution-bearing tradable and compliant tokens released on the Ethereum blockchain.

The *interactions* between these requirements (tradability and payment management) need to be carefully managed. To understand this, it helps to understand that a token, at its most basic level, is merely a number in a ledger. And because *numbers* are the same, in that there is no difference between one 5 and another 5, the tokens themselves are all the same. If a holder transfers or trades a token to another person, one account is decremented and another is incremented. It does not matter *who* transferred the tokens or *which* tokens were transferred: the new recipient's balance will be incremented equivalently. What's more, it *must* be that way. The markets on which people trade tokens (briefly discussed below) have no way of distinguishing one token from another. A token is a token is a token.

Because of this, there is no way of attaching the details of a token's history, what payments and withdrawals have been made, to a token itself. Thus, our Investment Contract must contain the data needed to track this history. This is necessary so that Token holders have access to their payments, even after they trade their tokens. The Investment Contract becomes its own mini account ledger, in addition to being a tradable token.

Tradeability

Indecoin will implement the ERC-20 Token Standard, which is an interface specified by the Ethereum Foundation to help ensure interoperability between tokens such as indecoin and the services that use them, such as wallets, exchanges, trackers, etc. The standard specifies several public functions and data items that are intended to allow any compliant tokens to be sold, traded, and tracked.

There are several markets and exchanges for blockchain tokens, and it is important for indecoin to support this standard so that it may be traded on one or more exchanges. As a security token, we expect indecoin to include code that restricts it to compliant ATS crypto asset exchanges. Below is a screenshot of one of the more active token markets, liqi.io



Figure 20. An Active Token Exchange

To articulate the primary functions of the Token on the blockchain, we have summarized the software operations governing the transfer of a Token between holders, transferring a Token through a third party and the distribution of payments to a Token holder.

Transferring a Token

A Token can be transferred by the Token's holder when the holder executes the Investment Contract's transfer function. This subtracts the Tokens from the current holder's balance and transfers them to the new holder's balance. When this happens a transfer event is emitted on the blockchain. Again, it is important to remember the intended **immutability** and **transparency** of the blockchain: once this transfer is made, it is *permanent* and *non-repudiable*.

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The transfer is a straightforward process, but it is peer-to-peer and does not make arrangements for consideration to be paid to the initial holder as part of the transaction. Because of this almost all transfers, and *all* transfers that are considered trades in the market, are performed by a third-party.

Third-Party Transfers

A third-party transfer allows a third party, generally an exchange, to mediate the transfer of tokens between parties. This is a multi-step process, and to make the process easier to follow, we will step through an example, wherein a token holder, Alice, wants to sell 100 of her Tokens for $500.00 (which, in this example, we will assume is a reasonable market price).

When Alice logs into her account on the exchange, she indicates her intent to sell 100 tokens, thereby granting approval to the exchange for transferring up to 100 of her tokens to another account. This is done through the approval interface to a function of ERC-20:

```
function approve(address _spender, uint _value) returns (bool
success);
```

The function allows the market (the `_spender` in the above signature) to transfer `_value` tokens (in this case, 100).

In this case, Bob is identified as a purchaser of Alice's Tokens willing to pay the requisite price:

- The money ($500) is transferred from Bob's account to Alice's (transaction fees will be assessed by the exchange and charged to the seller, buyer, or both, based on the terms for the specific exchange.)

- The `transferFrom` interface is executed, transferring the tokens from Alice to Bob.

- A Transfer event is emitted.

As an example, the following shows a version of indecoin deployed to a public testing network (ropsten), as displayed by a blockchain explorer. There are three token transfer events shown.



ROPSTEN
Etherscan
The Ethereum Block Explorer
ROPSTEN (Revival) TESTNET
Search by Address / Txhash / BlockNo
GO
HOME
BLOCKCHAIN
ACCOUNT
TOKEN
CHART
MISC
ERC20-TOKEN IndicoinV0
Home / TokenTracker / IndicoinV0
TokenTracker Summary
Reputation UNKNOWN
Total Supply: 2,000,000 IND
Value per Token: $0.00
Token Holders: 2 addresses
No.Of.Transfers: 3
Contract Address: 0x8adb11256872d36b2b0e99fe6375b8e943338d2c
Token Decimals: 18
Official Links: Not Available, Update ?
Search/Filter By: Enter Token Address or TxHash Apply
Token Transfers
Token Holders
Read Smart Contract
A Total of 3 events found
First Prev Page 1 of 1 Next Last
TxHash Age From To Quantity
0xae3f7d186ca0f... 50 secs ago 0x00242c11cdbb... 0x75a0d93a8aa1... 500000
0x30da1a3b7371... 2 mins ago 0x000000000000... 0x00242c11cdbb... 1000000
0x8bd68b48794d... 9 mins ago 0x000000000000... 0x000000000000... 1000000
[Download CSV Export]

Figure 21. Etherscan Analysis of Indecoin

Payment Management

The tracking and disbursement of payments constitutes another important function of the Investment Contract. Each indecoin represents an interest in a shared pool of Financing assets and the associated cashflow, and requires a method to distribute payments to the Token holders. The Investment Contract must track:

- What payments have been made,
- Who owns the Tokens,
- How many they own, and
- What disbursements have been taken.

We intend for the Investment Contract (the Token) to track the payments disbursed to the Token holders. The following sequence describes how we plan for this to function:

- The Platform makes a payment to the Investment Contract. This is done by converting USD to ether and distributing it into the Investment Contract address on the blockchain.

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- The Investment Contract code accounts for the payments, the number of Tokens issued, and the balance of Tokens for each Token holder's account.

- The ether payment is divvied up amongst the Token holders pro rata in the total pool of Tokens issued.

- The ether can be withdrawn from the account at the discretion of the Token holder. The Token holder could receive and retain the funds as ether in their Ethereum wallet, or convert the ether to USD on a public ether marketplace.

We expect these payments to accrue in the Token holders' accounts, to be withdrawn and used as determined by the Token holder. Should they trade or sell their token, they will still have access to their payments they received, but the Tokens transferred to other holders will no longer accrue payments into their account; the new holder will now see the payments accrue to their account based on their Token holdings.

INTELLECTUAL PROPERTY RIGHTS

The Company has taken steps to protect its intellectual property, including through the filing of provisional patent applications. Matador Solar Partners, LLC and Novus Capital Group, LLC, secured creditors of Geostellar, Inc. have claimed that we and Indeco Union have improperly transferred assets, including Geostellar's intellectual property, to Indeco Union and us and have demanded their return as well as an ownership stake in Indeco Union and us. We and Indeco Union believe that the claims are without merit. If the secured creditors of Geostellar successfully pursue these demands and claims, we may be adversely affected. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia (Case no. 3:18-bk-00045). On April 25, 2018, the case was voluntarily converted by Geostellar to Chapter 7. See "RISK FACTORS" and "MANAGEMENT: CHIEF EXECUTIVE OFFICER AND PRESIDENT."

INDECO

MANAGEMENT

The following are the directors and officers of Indeco Union.

Name	Position	Term of Office
David Levine	Chief Executive Officer and President; Director	3/29/2018 to present
Paul Feldman	Chairman of the Board	3/29/2018 to present
Russell Bruemmer, Esq.	Director	3/29/2018 to present
Denise Denson	Director	3/29/2018 to present
Jeff Hembrock	Director	3/29/2018 to present
David Heyman	Director	3/29/2018 to present

CHIEF EXECUTIVE OFFICER AND PRESIDENT

<u>David Levine</u>

David Levine founded Indeco Union to improve the global formation, aggregation and distribution of capital through a social capital platform for the benefit of security token investors and issuers. He was appointed President and Chief Executive Officer of Applied Philosophy Lab, PBC, the predecessor company of Indeco Union, on November 27, 2017 and was appointed President and Chief Executive Officer of the corporate entity now formed as Indeco Union on March 29, 2018.

Beginning February 22, 2010, Mr. Levine served as Chairman and Chief Executive Officer of Geostellar, which he founded to provide an efficient solar energy marketplace. Mr. Levine resigned as an officer and director of Geostellar on January 25, 2018 and was re-appointed to the Geostellar board of directors and was re-elected as that board's chairman and as Geostellar's CEO as of March 30, 2018. Mr. Levine resigned from all positions with Geostellar effective April 17, 2018.

Geostellar has a patented platform that instantly and interactively tailors a solar plan to best meet the unique energy needs of each individual home or business. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia. On April 25, 2018, the case was voluntarily converted by Geostellar to Chapter 7. Mr. Levine continues to serve as an advisor subject to request from the Chapter 7 trustee.

Prior to Geostellar, Mr. Levine engaged in a number of entrepreneurial endeavors, including a video game technology platform and a marketplace for the exchange of whole loans and loan portfolios between financial institutions. Mr. Levine held a variety of business and technical leadership roles for startups and established enterprises, including geospatial firms, commodities analytics and reporting and forest mapping. Mr. Levine has been awarded patents for his pioneering inventions in big-data geomatics and secondary market loan exchanges. Mr. Levine has also served as executive director of the National Technology Transfer Center and as Director of Technology and Transformation in the West Virginia Development Office. Mr. Levine authored an early work on the Java programming language, *Live Java, Database to Cyberspace*, published by Academic Press, a division of Harcourt Brace, and presented a paper at the first International Conference on the World Wide Web at CERN Particle Physics Lab. Mr. Levine graduated from Yale University with a degree in Philosophy, and he was awarded the Rackham Memorial Fellowship in Poetry at the University of Michigan.

BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Company currently has six members, consisting of: (a) the CEO of the Corporation, David Levine; (b) the Board Chairman, Paul Feldman, appointed as such by the CEO; and (c) four independent directors, which include (i) Russell Bruemmer, (ii) Denise Denson, (iii) Jeff Hembrock and (iv) David Heyman.

Paul Feldman

Paul Feldman has been a Board Director of Opus One Solutions since August 2016, of EnergySec since January 2014, and of AMP Electric since August 2013. The past four Energy Secretaries have appointed Mr. Feldman to serve on the NCC and advise on matters related to transmission. He also serves as a member of the National Renewable Energy Laboratory in Golden, CO, on the Energy Systems Integration Technical Review Panel. He is past Chairman of the Midcontinent Independent System Operator, and a past Board member of WECC in the Western Interconnect.

Mr. Feldman began his career with AT&T and Bell Labs where he remained for 20 years in positions of increasing responsibility until leaving as vice president of Consumer Products. While at AT&T, he held senior positions in marketing, sales, R&D and manufacturing. After leaving AT&T, he served as chief executive or vice president at Novell, Inc., Geoutilities, Inc., Columbia Energy, UtiliCorp United, AES, and AT&T/Lucent Technologies. He achieved the Professional Director certification and is a Board Leadership Fellow at the National Association of Corporate Directors.

Russell Bruemmer

Russell Bruemmer joined the law firm of Wilmer, Cutler, Pickering (now WilmerHale) in 1981 after serving as Chief Counsel-Congressional Affairs for the Federal Bureau of Investigation. He became a partner in 1985. Mr. Bruemmer served as General Counsel of the CIA from 1987 to

1990, when he returned to WilmerHale. His practice focused primarily on financial services institutions, including the negotiation and documentation of acquisitions and divestitures, joint ventures and financing transactions; resolving enforcement actions and conducting internal investigations; and on corporate governance and corporate structuring matters in a variety of industries. Mr. Bruemmer served as a partner, until December 2014, and as a senior counsel, from January to April 2015, in the firm's Financial Institutions Group (where he also served as its Chair), its Corporate Transaction Group and its Defense and National Security Group, and retired in 2015. Since his retirement, Mr. Bruemmer has served as an advisor and board member of several emerging businesses.

Mr. Bruemmer counseled clients on the regulation of financial services, and also on regulatory issues and transactions involving, technology, energy and other industry sectors. He also represented audit committees and special committees in corporate investigations and other special assignments. These assignments involved both US and international transactions, a number of which required compliance with one or more applicable regulatory regimes.

After clerking for Judge William H. Webster on the United States Court of Appeals for the Eighth Circuit, Mr. Bruemmer was appointed Special Assistant to the Director of the Federal Bureau of Investigation in February 1978. Mr. Bruemmer served in that position until June 1980, when he became Chief Counsel-Congressional Affairs for the FBI, a position he held until he joined WilmerHale in 1981. Mr. Bruemmer also served as Special Counsel to the Director of Central Intelligence from September 1987 to January 1988 and as the Central Intelligence Agency's General Counsel from January 1988 until March 1990. At the CIA, Mr. Bruemmer managed an office of 60 lawyers and was the senior legal officer for the Agency and the Director of Central Intelligence.

Denise Denson

Denise Denson ended a successful twenty-three year career at Viacom (a multi-national media company with television, motion picture, online and mobile platforms in over 160 countries) as the Executive Vice President of Global Content Distribution and Marketing at Viacom, from January 2015 to December 2016, where she developed and implemented worldwide distribution strategy to generate incremental revenues across two separate divisions, Paramount and Viacom Media Networks. Ms. Denson was one of eight direct reports to the Chairman and Chief Executive Officer of Viacom. In this position, Ms. Denson was regarded as a high-impact leader with deep experience transforming and expanding media businesses in global markets through developing and implementing sales, marketing, business development, and operations strategies. Prior to this role, Ms. Denson was Executive Vice President, Content Distribution from January 2014 to December 2014, where she led both traditional and digital content for 26 channels including Nickelodeon, MTV, VH1, and Comedy Central, and consistently grew revenues over ten years from $1B to $4B annually.

Since leaving Viacom at the end of 2016, Ms. Denson has become a highly sought-after advisor and media consultant engaged by domestic and international media and telecommunications companies, content creators, leading investment banks, private equity firms, media entrepreneurs and start-ups.

Jeff Hembrock

Jeffrey V. Hembrock, has held a successful thirty-eight year career at the Miller Brewing Company ("Miller"), an American beer company and then subsidiary of SABMiller plc (LON:SAB), and served as Miller's President and SABMiller plc's President of Market Development in the Americas, from November 2009 to November 2016 when he retired due to the sale of the company to ABInbev (NYSE: BUD). In this role he was responsible for the sales, marketing, supply chain and distribution of SABMiller products to 36 countries around the world. Mr. Hembrock holds a B.S. in Operations Management from the Pennsylvania State University and an M.S. in Business Management from Cardinal Stritch University where he is currently Executive in Residence. He has also completed an executive management development program at Oxford University's Said School of Business.

David Heyman

David Heyman founded and has co-led Smart City Works, a next-generation business accelerator focused exclusively on innovation and commercialization of infrastructure technologies that improve the livability, operations, and resilience of cities since October 2015. He also has served as a commissioner on the District of Columbia's Homeland Security Commission; a visiting senior fellow at the Nanyang Technological University in Singapore; a member of the Aspen Homeland Security Strategy Group; and the CEO of Tektonics Global, a management consulting firm working with businesses and governments to build smarter, safer, and more resilient cities.

Mr. Heyman has over two decades of executive experience at the highest levels of government and the private sector, working in innovation and risk management as a strategist, thought leader, and recognized expert in national security, energy policy, and international affairs. He has held senior positions at the White House (1995-1998), US Department of Energy (1998-2001), and US Department of Homeland Security (2009-2014). Most recently, he was the Assistant Secretary for Policy at DHS, a senate-confirmed position where, as a member of the Department's management team, he led global efforts and initiatives in counterterrorism, cybersecurity, building resilience, and critical-infrastructure protection. Previously, Mr. Heyman founded and directed the Homeland Security Program at the Center for Strategic and International Studies (2001-2009), and taught security studies and science and technology policy as an adjunct professor at Georgetown University (2006-2009). Before entering government, Mr. Heyman worked for nearly a decade as a computer systems software engineer, and head of international operations for a firm specializing in industrial automation, robotics, and supply-chain management systems for Fortune 100 companies. He holds a Bachelor's degree in biology from Brandeis University and a Master's in international relations and economics from the Paul H. Nitze School of Advanced International Studies at Johns Hopkins University, where he graduated with the highest level of distinction.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has three committees.

The Audit Committee is responsible for engaging the Company's independent auditors and reviewing and discussing the Company's financial statements with its officers and independent auditors. Mr. Bruemmer, Mr. Hembrock and Mr. Feldman serve on the Audit Committee. Mr. Bruemmer serves as its chair.

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of the Company's directors and officers. Ms. Denson, Mr. Heyman and Mr. Feldman serve on the Compensation Committee. Ms. Denson serves as its chair.

The Conflicts Committee is responsible for all matters relating to agreements and arrangements between the Company and Related Persons (as defined below). Mr. Bruemmer, Ms. Denson and Mr. Hembrock serve on the Conflicts Committee. Mr. Bruemmer serves as its chair.

DIRECTOR COMPENSATION

On November 27, 2017, the Board of Directors of Indeco Union approved the grant to each Director of Indeco Union (other than Mr. Levine) restricted shares equal to approximately 2.25% of the issued fully diluted shares of common stock of Indeco Union on such date. The shares of restricted stock vest in substantially equal monthly installments over a period of 24 months beginning on the date of grant (subject to the Director's continued services as a Director through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

Mr. Feldman will receive additional compensation as the Chairman of the Board. Once Indeco Union has raised at least $500,000 (excluding funds received from Indeco's Regulation Crowdfunding offering) (the "Minimum Funding Threshold"), Mr. Feldman will receive $5,000 per month for a two-year term. The first twelve months of compensation (totaling $60,000) will be paid once the Minimum Funding Threshold is reached.

TEAM COMPENSATION

In addition to cash compensation to be determined, on November 27, 2017, the Board of Directors of Indeco Union approved the grant to Indeco Union's then-existing six team members (not including Mr. Levine) restricted shares equal to approximately 18% of the issued fully diluted shares of common stock of Indeco Union on such date. The shares of restricted stock issued to team members vest in substantially equal monthly installments over a 48-month period beginning on the first anniversary of the date of grant (subject to the team member's continued services to Indeco Union as a team member through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

TOKEN AND STOCK POOLS

The Company may create both a token compensation plan and an equity compensation plan to use as future compensation for officers, directors, employees, advisors and consultants.

EMPLOYMENT AGREEMENTS

The Company currently has no employment agreements. However, the Company intends to negotiate and formalize an employment agreement with Mr. Levine after $1 million has been raised through Indeco's fundraising efforts.

ADVISORY BOARD

On November 27, 2017, the Board of Directors of Indeco Union approved the formation of an Advisory Board for Indeco Union consisting of up to five people. On June 1, 2018, the Board of Directors of both Indeco Union and Indeco Financial Syndicate agreed to merge the two companies. Upon consummation of the merger on June 27, 2018, the Advisory Board continued as advisors of the Company.

On November 27, 2017, the Board of Directors of Indeco Union also approved the grant to each member of the Advisory Board restricted shares equal to approximately 0.50% of the issued fully diluted shares of common stock of Indeco Union on the date of grant. The shares of restricted stock vest in substantially equal monthly installments over a period of 24 months beginning on the date of grant (subject to the member's continued services as a member of the Advisory Board through each applicable vesting date and subject to such other conditions set forth in the award agreement evidencing the grant of the restricted stock). Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

The Advisory Board has taken an active role in the development of the Company's business plans, and in particular the development of our Platform.

Suleman Kahn

Mr. Kahn currently serves as an advisor to Swell Energy, an energy storage developer he co-founded, where he is responsible for corporate development, product strategy and market entry. He also serves as an advisor to NEXTracker, a subsidiary of Flextronics that provides sun tracking systems for photovoltaic systems.

Mr. Khan has been a leading figure in the structured finance sector of the energy industry, at various times responsible for Tesla's stationary storage initiative, NRG Energy's residential solar finance division, Solar Universe's residential lease program and BrightGrid Solar's consumer finance products and quotation tools between September 2008 and July 2015.

Previously, Mr. Khan worked for Citigroup Capital Markets and Citigroup Global Investment Bank structuring and syndicating Collatoralized Debt Obligations and covering M&A advisory within the financial services sector, including domestic and foreign banks, insurance companies, financial guarantors, commercial and specialty finance companies and electronic financial services companies.

Mr. Khan began his career in the debt private placements group at Prudential Capital Group and served the United Nations Development Program in the Zimbabwe Association of Microfinance Institutions.

Jason Kay

Mr. Kay currently serves as the Advisor to the Chief Creative Officer of Magic Leap and a venture partner in AID Partners Capital Holdings, a Hong Kong-based buyout and private investment company focused on digital media, media finance and retail hospitality.

Mr. Kay has broad background in starting new ventures and advising established companies. He was formerly the Chief Strategy Officer of THQ, Inc. (NASDAQ: THQI), where he worked alongside his longtime business partner Jason Rubin on the company's strategic direction and execution, The Company was sold in a 363 auction to multiple buyers in January 2013. Previously, Mr. Kay co-founded several companies, including social game startup Monkey Gods, Flektor (sold to Fox Interactive Media) and MyCaster (sold to Scour). Mr. Kay also worked as an advisor to IGN (News Corporation) and Home Box Office (Time Warner), the largest subscription television business in the world at the time.

Mr. Kay started his career as a producer at Activision, and in between larger projects worked as a strategist and advisor to sell companies like Columbia House and the HBO Lab to financial and strategic buyers.

Mr. Kay has also maintained an active real estate investment and management portfolio, buying, rehabilitating, and operating over 500,000 square feet of commercial, industrial and residential real estate properties.

Jeff Lamkin

Mr. Lamkin has been involved in the business of money management for over 22 years. He currently is the head of trading in Chicago for the CMT Asset Management, where he manages both the high frequency trading operations and oversees the development of the crypto asset trading strategies and infrastructure. Mr. Lamkin formerly was a founding partner of Del Mar Asset Management, a multi-strategy hedge fund with $1 billion in AUM. He has also managed proprietary trading businesses for such firms as Bluefin Trading, Arxis Capital, and Libertyship Capital. Before running international divisions for Susquehanna International Group in Amsterdam, and Tokyo, Mr. Lamkin was an options market maker on the Pacific Exchange. Mr. Lamkin has a strong background in investments both public and private, special situations trading, derivatives trading, and risk management. Mr. Lamkin is a graduate of the

University of California San Diego with a degree in East Asian Studies. He speaks Japanese, Portuguese and Spanish, as well as his native English.

Natalia Olsen-Urtecho

Natalia Olson-Urtecho is the Founder of InfraTech21 "Building Smarter Cities & Resilient Infrastructure" and co-Founder of The Disruptive Factory. She was the Regional Administrator for the U.S. Small Business Administration, serving as Presidential Appointee from 2012-2017, responsible for delivery and management of small business programs, development initiatives and financial assistance & lending, throughout the mid-Atlantic region. Olson-Urtecho oversaw more than 180 SBA offices; SCORE chapters; Business Development Centers and other resources while managing a field staff of more than 100 loan, business, community outreach specialists and support personnel throughout PA, DE, MD, VA, WV & Washington D.C. She worked with local lenders and successful firms across the region, overseeing more than $34.2 billion in federal government contracts for goods and services purchased from local entrepreneurs. An entrepreneur with more than 18 years of experience working with international, regional and local entities in Latin America, Central Europe and Asia, she has professional experience in finance, government contracting, international collaboration, commercialization of clean technologies, environmental planning, sustainable building, zoning, land use, transportation, public engagement and infrastructure policies and development. She was appointed by the U.S. Secretary of Commerce to the U.S. Innovation Advisory Board and to the Philadelphia City Planning Commission and Zoning Code Commission boards, and has also served on several for-profit boards. Olson-Urtecho has been recognized as a "Latina Powerhouse" in Maryland, one of Delaware Valley's (PA,NJ, DE) Most Influential Latinos, Philadelphia's Business Journal's Minority Business Leader Award and she also received the Women of Distinction Award for her work in growing the green economy.

Ms. Olson-Urtecho oversaw the Mid-Atlantic region's SBA loan program supporting nearly $8 Billion in small business loans over the course of 5 years.

RELATED PERSON TRANSACTIONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with Related Persons. "Related Persons" are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any family member of any of the foregoing persons or an entity controlled by any such person or persons. In addition, from time to time the Company may enter into transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its stockholders or members.

INDECO

OWNERSHIP AND CAPITAL STRUCTURE

OWNERSHIP AND CAPITAL STRUCTURE

<u>THE COMPANY</u>

The Company is a public benefit corporation initially organized under the laws of the State of Delaware as a limited liability company on November 3, 2017**.** The Company converted to a Delaware corporation on February 14, 2018 and changed its name to Indeco Financial Syndicate on March 22, 2018. The Company was a wholly-owned subsidiary of Indeco Union until Indeco Union's merger with and into the Company on June 27, 2018. The Company was the surviving corporation in the merger and was renamed Indeco Union.

Although the Company continues to develop its Token, the Company currently intends for holders of the Token to receive profit distributions based on the Company's performance after costs plus 20% are retained by the Company and rights to certain economic benefits in preference to the Company's equityholders upon a dissolution of the Company as more fully disclosed below.

Outstanding Voting Stock

The following table shows the owners of 20% or more of the voting securities of the Company, as of June 22, 2018.

Beneficial Owner	Amount and class of securities held	Fully diluted percentage voting power
David Levine	830,000 shares of common stock	82.01%

Mr. Levine purchased all of the initially-issued shares of common stock from Indeco Union on November 8, 2017, at a price per share equal to the par value of the common stock, or an aggregate purchase price of $830. For the issuance of common stock, Indeco Union relied on the private placement exemption of Section 4(a)(2) of the Securities Act. Upon the merger of Indeco Union into the Company, the outstanding shares of common stock and equity awards of Indeco Union were converted into outstanding shares of common stock and equity awards of the Company.

Other than the Simple Agreements for Future Tokens ("<u>SAFTs</u>") issued pursuant to (i) Section 4(a)(2) of the Securities Act, and (ii) Regulation CF through a Form C filed with the SEC on November 9, 2017 (as amended on December 6, 2017 and December 7, 2017), a Note Purchase Agreement issued pursuant to Section 4(a)(2) and the promissory notes referred to below under "–*Indebtedness*" the Company has not issued or sold any other securities since inception. For the issuance of the common stock, Indeco Union relied on the private placement exemption of Section 4(a)(2) of the Securities Act.

Voting Rights

The common stock entitles the holders thereof to vote on all matters submitted to the shareholders of the Company. The holders of the DUSTOs will have no voting rights, and the holders of the Tokens will have no voting rights except as described below under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction, other than a Company Sale, we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 70% of the Net Asset Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.

The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution

We intend for holders of our Tokens to benefit from a potential increase in value of our Company's equity. Holders of our Token will be granted a contractual right to receive consideration that is equivalent to the ownership of 285,176 shares, which will be distributed upon the occurence of a Company Sale. If a Company Sale occurs, Token holders will be eligible to receive the consideration allocated to these "phantom shares" on a pro-rata basis. The phantom stock is a fixed number of shares, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited amount of Tokens and an unlimited amount of equity without the approval of Token holders.

Company Redemption Right

The Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the holders of a majority of the Tokens then outstanding, excluding any Tokens held by the Company, a potential acquirer of the Company if the redemption right is exercised as part of a Company Sale, or any of their respective affiliates.

The Company, or a potential acquirer if the redemption right is exercised as part of a Company Sale, will offer a redemption price for the Tokens to each Token holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens as described above, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

See "TERMS OF THE SECURITIES" for additional information.

Indebtedness

As of the date of this Form C, the Company had indebtedness to Mr. Paul Levine, the father of the Companys' CEO David Levine, in the aggregate amount of $35,250. Effective March 1, 2018, Paul Levine extended the Company a secured loan pursuant to a Secured Promissory Note and Security Agreement in the amount of $35,250. The March 1, 2018 Secured Promissory Note accrues interest at 12% interest, with principal and interest amortizing and payable monthly beginning on May 1, 2018 with the final payment due December 1, 2018.

As of the date of this Form C, the Company had indebtedness to purchasers of DUSTOs under a Note Purchase Agreement in the aggregate amount of $150,000. The DUSTOs bear an interest rate of 15% and are convertible into Tokens in a Security Token Offering at the option of the holder. A Token bonus of 80% will be granted to holders of these DUSTOs who optionally convert to Tokens in the Security Token Offering. We may issue additional DUSTOs pursuant to the Note Purchase Agreement or other securities from time to time.

INDECO

TERMS OF THE SECURITIES

TERMS OF THE SECURITIES

Summary

The Company is offering Debt Until Security Token Offering (each, a "<u>DUSTO</u>" and, collectively, the "<u>DUSTOs</u>"). Purchasers of the DUSTOs are referred to as "<u>Lenders</u>". Certain definitions used in this Summary section are included below.

On the Maturity Date the Lenders will be entitled to repayment of amounts loaned pursuant to the DUSTO, plus interest accruing thereon at the Interest Rate from the date of the DUSTO until the entire amount loaned under the DUSTO is repaid. If the initial closing of the Security Token Offering occurs on or prior to September 30, 2021, amounts due under the DUSTOs, plus any accrued and unpaid interest, will be paid in Tokens. If the initial closing date of the Security Token Offering has not occurred on or prior to September 30, 2021, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

Additional information regarding the DUSTO's key terms is provided below. **PROSPECTIVE LENDERS SHOULD REVIEW THE ENTIRETY OF THIS DOCUMENT AND THE FORM OF DUSTO ATTACHED HERETO AS ANNEX 1.**

The DUSTOs

Principal, Interest and Maturity

In this Offering, the Company will issue to Lenders up to an aggregate purchase amount of $898,000.00 of DUSTOs. The Company shall fully repay the amounts loaned under the DUSTOs and any interest accrued thereon, by cash, on the "Maturity Date" which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering, and (ii) September 30, 2021 (the "<u>Final Maturity Date</u>").

Simple interest on each DUSTO will accrue at the rate of 15.0% per annum (the "<u>Interest Rate</u>") from the initial issuance date of such DUSTO to, but excluding, the Maturity Date and will be payable to the Lender that is entitled to receive the payment of the principal amount of the DUSTO either in Tokens or in cash, as applicable.

Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount payable for the period from and after such Maturity Date.

Conversion upon the Security Token Offering

If the initial closing date of the Security Token Offering occurs on or prior to the Final Maturity Date, each DUSTO shall convert into a number of Tokens equal to the aggregate principal amount loaned under such DUSTO, plus interest accrued thereon at the Interest Rate, divided by the Token Price. The "<u>Token Price</u>" shall be the lowest undiscounted price received by the

Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $0.50 per Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 2,000 Security Tokens. The transfer of Security Tokens to the Lender constitutes satisfaction of the Company's debt repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender.

Repayment upon the Final Maturity Date

If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the DUSTOs, plus any accrued and unpaid interest, shall be due and payable in cash.

Amendment of DUSTOs

Each DUSTO will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the DUSTOs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority in aggregate principal amount of all DUSTOs outstanding at the time of such amendment, waiver or modification.

Dissolution Event prior to DUSTO Termination

If a Dissolution Event occurs before the Company's repayment obligations under the DUSTO have been satisfied in full, to the fullest extent permissible by law and subject to the rights of any Senior Indebtedness, the Company shall pay an amount to each Lender equal to the unpaid aggregate principal amount of the DUSTO, plus any accrued and unpaid interest thereon, due and payable to the Lender immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The aggregate principal amount and any such interest shall be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding equity interests of the Company or to holders of any outstanding Tokens, by reason of their ownership thereof. If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Lenders and all holders of all other debt ranking equally in right of payment with the DUSTOs (the "Dissolving Parties") are insufficient to permit the payment to the Dissolving Parties of their respective unpaid debt amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Parties in proportion to the unpaid debt amounts they would otherwise be entitled to receive.

"Dissolution Event" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"Senior Indebtedness" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) the Company's obligations under any secured debt, including the Secured Promissory Note and Security Agreement in the amount of $35,250 issued to Paul Levine on or about each of March 1, 2018 and (iv) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

Termination of DUSTO

Each DUSTO will terminate upon the Company satisfying its repayment obligations under such DUSTO in full (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the DUSTO that, in either case, has not been cured).

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the DUSTOs will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates. Except in the limited circumstances described herein, the DUSTOs do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Lenders.

Liability Waiver and Arbitration

The DUSTO includes a liability limitation to the amount of the Lender's loan and a clause requiring arbitration of disputes between the Company and Lenders and preventing class actions.

The Tokens

The Indeco tokens ("indecoins" or the "Tokens") will be digital blockchain tokens developed, produced and offered by the Company as part of the Security Token Offering. The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Tokens are subject to dilution, including through the issuance of bonus Tokens and Tokens to future investors, third-parties, officers, employees and directors and affiliates.

A "Security Token Offering" will be deemed to occur upon the initial closing of the Company's first public sale of its Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or US residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A. Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to a Security Token Offering.

The Company intends for the Tokens to represent an investment contract with the Company that will entitle the holder to receive profit distributions based on the Platform's performance after costs plus 20% are retained by the Company. The Tokens do not represent an equity interest in the Company or any of its affiliates.

The Company intends for the Tokens to be ERC20 compliant, which would enable the secondary market purchase and sale of indecoins through regulated exchanges known as Alternative Trading Systems ("ATS") that support crypto assets. Few of these crypto ATS systems are currently operational. Through a valid extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token without compromising liquidity.

The Company may issue an unlimited amount of DUSTOs or other securities after the conclusion of this Offering. The Company's obligations under the DUSTO will not be obligations of the Company's subsidiaries or any of its affiliates.

Token Distribution Rights

Distributions will be made when and as determined by the Company. Any amounts that the Company determines are reasonably necessary to pay the Company's expenses and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution to holders of Tokens.

Token Holder's Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction other than a Company Sale (as defined below), we intend that the holders of all security tokens issued by the Company, including the Tokens, will share ratably in approximately 70% of the Net Asset Amount (as defined below). The holders of common stock of the Company will be entitled to the remainder of the Net Asset Amount. "Net Asset Amount" means assets legally available for distribution to the holders of Tokens and stockholders of the Company after the payment of all the Company's debts and other liabilities. The Company's obligations to pay a portion of the Net Asset Amount to the holders of the Token will be a contractual obligation and not an obligation pursuant to the Delaware General Corporation Law.

The Company may issue additional tokens in the future that relate to different business lines or products. All security tokens issued by the Company, including the Tokens, will share ratably in this liquidation distribution.

Phantom Equity Distribution

We intend for the holders of the Tokens to benefit from a potential increase in value of our Company's equity. Tokenholders will be granted a contractual right to receive consideration that is equivalent to the ownership of 285,176 shares, which will be distributed upon the occurrence of a Company Sale. If a Company Sale occurs, each Token will be eligible to receive the consideration allocated to these "phantom shares" on a pro-rata basis.

The phantom stock is a fixed number of shares, and the equity allocated for the benefit of Token holders will be subject to dilution if the Company issues additional equity, such as to investors, directors, employees and consultants, without allocating additional shares of phantom stock to holders of our Tokens. Additionally, the benefits of the equity allocation will be distributed pro-rata across all Tokens, so that if we issue more Tokens, the benefits of the equity allocation for Token holders will be further diluted. The Company has the right to issue an unlimited amount of Tokens and an unlimited amount of equity without the approval of Token holders.

"Company Sale" means (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Company stockholders shares representing more than fifty percent of the outstanding voting power of the Company, (b) a merger or consolidation in which the Company is a party or a subsidiary of the Company is a party and the Company issues shares of its capital stock, except any transaction in which the shares of capital stock outstanding prior to the transaction continue to represent, immediately following the transaction, at least of majority of the outstanding voting power of the surviving corporation or parent of such surving corporation, or (c) the sale, lease, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, except to a wholly-owned subsidiary of the Company.

Company Redemption Right

The Company intends for the Tokens to be subject to a redemption right in favor of the Company. The redemption right may be exercised by the Company only upon the approval of the tokenholders holding a majority of the tokens then outstanding, excluding any tokens held by the Company, a potential acquirer of the Company if the redemption right is exercised as part of a Company Sale, or any of their respective affiliates.

The Company, or a potential acquirer if the redemption right is exercised as part of a Company Sale, will offer a redemption price for the Tokens to each Token holder. If the holders representing at least a majority of the Tokens accept the purchase offer for the Tokens as described above, then the redemption price will be distributed to the Token holders and all Tokens will be extinguished.

Voting and Other Rights

Unlike common equity or any preferred equity that may be issued by the Company, the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company or its affiliates (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Company or any of its affiliates or voting on other matters of the Company or any of its affiliates, except as described above under "Equity Distribution and Redemption Rights." As a result, all matters requiring the vote of shareholders will be determined by the common stockholders.

Except in the limited circumstances described herein, the Tokens do not convey any liquidation, information or inspection rights. The Company and its officers, directors, affiliates, and employees will not have fiduciary duties to the Token holders.

No Warranties

The Tokens will be delivered on an "AS IS" basis without any warranties.

Information and Reporting Rights

Lenders will not receive and will not be entitled to information or reports from the Company. However, as required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Lenders. See "REGULATORY—ANNUAL REPORTS."

The Company may also provide other information to Lenders as may be required under U.S. federal tax law.

Transferability of securities

The DUSTOs are, and Tokens will be, securities pursuant to the Securities Act of 1933 and applicable regulations. As a result, the DUSTOs and Tokens will be subject to restrictions on transferability. For one year from the issuance of the DUSTOs, the DUSTOs or the Tokens may only be resold:

- To the Company;

- To an accredited investor;

- As part of an offering registered with the SEC; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the DUSTOs or the Tokens or to facilitate a registered offering whereby Lenders may sell their DUSTOs or Tokens. When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.

The term "<u>member of the family of the purchaser or the equivalent</u>" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation

The purchase and sale of the rights shall be on the terms and conditions set forth in the DUSTO, which contains certain representations, warranties and covenants of the Company and the Lenders. The form of the DUSTO is attached to this memorandum.

Bonus Tokens

In the event that the Company successfully issues Tokens in a Security Token Offering, the DUSTO will be repaid in Tokens. By investing in the DUSTO by the dates listed below, a Lender will receive bonus Tokens listed below if the Security Token Offering occurs prior to the Final Maturity Date.

- 100% bonus Tokens for the first $50,000 invested in the Offering. This bonus supercedes all others and is not combined with any other bonus, including the temporal bonuses that follow.
- 50% bonus Tokens if a Lender invests in the DUSTO on or before October 31, 2018.
- 40% bonus Tokens if a Lender invests in the DUSTO after October 31, 2018 and on or before November 15, 2018.
- 30% bonus Tokens if a Lender invests in the DUSTO after November 15, 2018 and on or before November 30, 2018.
- 25% bonus Tokens if a Lender invests in the DUSTO after November 30, 2018 and on or before December 15, 2018.
- 15% bonus Tokens if a Lender invests in the DUSTO after December 15, 2018 and on or before the Offering Deadline.

  All dates end at 11:59pm San Francisco, California time.

By way of illustration, if the aggregate amount due and payable under a DUSTO is equal to $1,000.00 and the Token Price is equal to $0.50 per Token, the Lender would receive 2,000 Tokens. If the Lender invested in the DUSTO after November 30, 2018 and on or before August 15, 2018, the Lender would receive 25% bonus Tokens, or an additional 500 Tokens.

All calculations of bonus Tokens will be rounded down to the nearest whole Token. The issuance of the bonus Tokens will result in dilution to holders of the Tokens.

INDECO

USE OF PROCEEDS

INDECO

USE OF PROCEEDS

The Company intends to use the net proceeds of this Offering for general corporate purposes, including the below-listed uses and for certain anticipated fees and expenses related to our proposed Security Token Offering.

The following table lists the expected use of proceeds of the Offering if the Minimum Offering Amount ($10,000) and Maximum Offering Amount ($898,000) are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees[1]	7%	$700	7%	$62,860
Campaign marketing expenses or related reimbursement	2.5%	$250	5%	$44,900
Estimated Attorney Fees	50%	$5,000	6%	$53,880
General Marketing	2.5%	$250	10%	$89,800
Anticipated Security Token Offering Expenses	2.5%	$250	11%	98,780
Research and Development	2.5%	$250	20%	$179,600
Future Wages	2%	$200	8%	$71,840
General Working Capital	31%	$3,100	33%	$296,340
Total[2]	**100%**	**$10,000**	**100%**	**$898,000**

(1) The compensation for services provided by truCrowd is of the total funds raised.

(2) Total amounts may not be exact due to rounding.

The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the proposed Security Token Offering; (2) costs for marketing or platform development are overestimated or underestimated, and/or (3) the Company identifies a low to moderate risk core business-related investment opportunity that could increase the value of the Token or the value of the Company as a going concern (including, but not limited to, revenue growth, market-share growth, profitability growth, and consumer utility improvements).

INDECO

REGULATORY INFORMATION

REGULATORY INFORMATION

Offering Updates

Information regarding the progress of the offering appears on the Company's profile page on CryptoLaunch at https://cryptolaun.ch/.

Annual reports

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at https://ind.eco/reports.

The Company must continue to comply with ongoing reporting requirements under Regulation Crowdfunding until:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) The Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed Ten Million Dollars ($10,000,000);

3) The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) The Company liquidates or dissolves its business in accordance with state law.

Disqualifying Events

No disqualifying events have been recorded with respect to the Company or its officers or directors.

The Company has certified that all of the following statements are TRUE in connection with this Offering:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the "Exchange Act");

3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a- 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);

5) The Company has filed with the SEC and provided to Lenders, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

No previous compliance failure

The Company raised $171,287 pursuant to a Regulation Crowdfunding offering that closed on January 12, 2018. The Company has not previously failed to comply with Rule 202 of Regulation Crowdfunding.

INDECO

SUBSCRIPTION PROCEDURES

**SUBSCRIPTION PROCEDURES**

How to Subscribe

To subscribe for DUSTOs, complete and execute the DUSTO through the CryptoLaunch intermediary portal. The Company has the sole right, at its complete discretion, to accept or reject any subscription, in whole or in part, for any reason. A subscription is deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the subscriber after the closing on January 31, 2019, or at such other time and place as the Company may designate by notice to the subscribed. Subscriptions need not be accepted in the order received, and the DUSTOs may be allocated among subscribers.

Payment for the DUSTOs must be received by PrimeTrust, LLC (the "Escrow Agent") from the subscriber by wire transfer of immediately available funds or other means approved by the Escrow Agent prior to January 31, 2019, unless extended by the Company. Upon the closing of the Offering, the Escrow Agent shall release such funds to the Company. The subscriber will receive notice and evidence of the entry of the number of the DUSTOs owned by the subscriber reflected on the books and records of the Company, which shall bear a notation that the DUSTOs were sold in reliance upon an exemption from registration under the Securities Act.

Platform Compensation

As compensation for the services provided hereunder by truCrowd, Inc. ("truCrowd"), the Company shall pay to truCrowd at the conclusion of the offering a fee of 7.00% commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash.

Information Regarding Length of Time of Offering

Investment Cancellations: Lenders will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, Lenders will not be able to cancel for any reason, even if they make a commitment during this period. Consequently, the Lenders' funds will be released to the Company upon closing of the offering and the Lender will receive securities in exchange for his or her investment.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, Lenders will be given five business days to reconfirm their investment commitment. If Lenders do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting the Target Goal Early and Oversubscriptions

- truCrowd will notify Lenders by email when the minimum offering amount has hit 25%, 50% and 100% of the funding goal. If Company hits its goal early, and the offering minimum of 21 days has been met, the Company can create a new target deadline at least 5 business days out. Lenders will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: truCrowd requires all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) the issuer reaches $1,070,000 in investments, including the previous Regulation Crowdfunding offerings for Geostellar and the Company. In the event of an oversubscription, Securities will be allocated at the discretion of the Company.

- If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If the Company reaches its minimum offering amount prior to the deadline, it may conduct an initial closing of the offering early if it provides notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). TruCrowd will notify Lenders when the Company meets its minimum offering amount. Thereafter, the Company may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

In order to invest, to commit to an investment or to communicate on our platform, users must open an account on CryptoLaunch (operated, managed and administered by truCrowd) and provide certain personal and non-personal information including information related to income, net worth, and other investments.

Lender Limitations: Lenders are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000. See "INVESTMENT LIMITS."

Multiple Closings

If we reach the Minimum Offering Amount prior to the Offering Deadline, we may conduct the first of multiple closings of the Offering early, if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

INDECO


TAX CONSIDERATIONS


CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

Set forth below is a discussion, in summary form, of certain U.S. federal income tax consequences relating to in investment in a DUSTO and the acquisition, ownership and disposition of Tokens issued pursuant to a DUSTO. This summary does not attempt to present all aspects of the U.S.federal income tax laws or any state, local or foreign laws that may affect an investment in a DUSTO or in Tokens. In particular, foreign Lenders, financial institutions, insurance companies, tax-exempt entities, Lenders subject to the alternative minimum tax and other Lenders of special status must consult with their own professional tax advisors regarding a prospective investment in the Company. This summary is by nature general in nature and should not be construed as tax advice to any prospective Lender. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") and no assurance can be given that the IRS will agree with the tax consequences described in this summary. The following discussion assumes that each prospective Lender will acquire Tokens as a capital asset (generally, property held for investment).

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion is limited to prospective Lenders who are "United States persons" within the meaning of Section 7701(a)(30) of the Code.

Each prospective Lender should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of an investment in a DUSTO or in Tokens. No formal or legal tax advice is hereby given to any prospective Lender.

Transactions involving a DUSTO and similar instruments, as well as Security Token Offerings ("STOs") and Token transactions, are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of Lenders in a DUSTO, participants in a STO, and holders of Tokens. Future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact Lenders in the DUSTO and holders of Tokens.

Tax Treatment of the DUSTOs, Tokens and the Company

There are no cases, Treasury Regulations, revenue rulings or other binding authorities that directly address the U.S. federal income tax characterization of the DUSTOs or Tokens, or of securities with terms substantially the same as those of the DUSTOs or Tokens. In the absence of guidance, the Company intends to treat the DUSTOs as debt and the Tokens as equity interests in the Company, and to file information returns with the IRS reporting income with respect to the DUSTOs and Tokens consistently with that treatment.

However, the proper U.S. tax characterization of the DUSTOs and Tokens is uncertain, and therefore it is uncertain whether such treatment of the DUSTOs or Tokens would be proper. Other U.S. federal income tax characterizations of and methods of reporting payments on the DUSTOs or Tokens are possible, which, if they applied, could materially adversely affect the amount, timing and character of income or loss that is properly reportable with respect to the DUSTOs or Tokens as compared to the method reported by the Company.

In general, a U.S. taxpayer may rely only on formal written opinions meeting specific regulatory requirements in order to avoid imposition of U.S. federal tax penalties. This summary does not meet those requirements. Therefore, if an alternative treatment of the DUSTOs applied, a Lender could be subject to U.S. federal tax penalties unless the Lender obtained appropriate opinions from its own tax advisor and/or met certain other requirements.

Because of the uncertainty of treatment of income and loss in respect of the DUSTOs and Tokens, prospective investors are urged to consult their own tax advisors as to the proper classification and reporting of income and loss with respect to the DUSTOs and Tokens for U.S. federal income tax purposes.

If the DUSTOs were treated as equity for U.S. federal income tax purposes, payments on the DUSTOs to the Lenders would likely be treated as dividends to the extent of the Company's "earnings and profits," and thereafter as a return of capital to the extent of each Lender's tax basis in its DUSTOs, with any excess beyond the Lender's tax basis being capital gain for U.S. federal income tax purposes. Individual Lenders might benefit from preferential tax rates on dividends and capital gains, while the Company would be unable to deduct payments on the DUSTOs with respect to the dividends.

As a Delaware corporation, and therefore a C corporation for U.S. federal income tax purposes (as it has not made an election to be treated as an S corporation), the Company will be subject to U.S. federal corporate income tax on its net income.

Tax Consequences of Treatment of the DUSTOs as Debt for U.S. Federal Income Tax Purposes

--Original Issue Discount

If the DUSTOs are treated as debt of the Company for U.S. federal income tax purposes, the Company expects that the DUSTOs would be treated as issued with "original issue discount" ("OID") in excess of the de minimis threshold. In general, OID is the excess of the stated redemption price at maturity of a debt instrument over its issue price, unless that excess falls within a statutorily defined de minimis exception. A debt instrument's stated redemption price at maturity is the aggregate of all payments required to be made under the instrument through maturity except qualified stated interest. Qualified stated interest is generally interest that is unconditionally payable in cash or property, other than debt instruments of the issuing entity, at fixed intervals of one year or less during the entire term of the instrument at specified rates. The issue price will be the first price at which a substantial amount of the debt instruments are sold, excluding sales to bond holders, brokers or similar persons acting as underwriters, placement agents or wholesalers.

If a DUSTO were treated as being issued with OID, a Lender would be required to include OID in income as interest over the term of the DUSTO under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID has accrued as of the date of the interest distribution and is not allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on Lenders using the accrual method of accounting. However, cash method Lenders may be required to report income on the DUSTOs in advance of the receipt of cash attributable to that income.

--Disposition of DUSTOs

If a Lender sells a DUSTO, the Lender will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the Lender's adjusted tax basis in the DUSTO. The adjusted tax basis of the DUSTO to a particular Lender will equal the Lender's cost for the DUSTO, increased by any OID and market discount previously included by the Lender in income from the DUSTO and decreased by any bond premium previously amortized and any principal payments previously received by the Lender on the DUSTO. Any gain or loss will be capital gain or loss if the DUSTO was held as a capital asset, except for gain representing accrued interest or accrued market discount not previously included in income. Capital gain or loss will be long-term if the DUSTO was held by the Lender for more than one year and otherwise will be short-term. Any capital losses realized generally may be used by a corporate taxpayer only to offset capital gains, and by an individual taxpayer only to the extent of capital gains plus $3,000 of other income.

Information Reporting and Backup Withholding

The Company will be required to report annually to the IRS, and to each Lender of record, the amount of interest paid on the DUSTOs (or dividends, if the DUSTOs are treated as equity for U.S. federal income tax purposes), and the amount of interest (or dividends) withheld for U.S. federal income taxes, if any, for each calendar year, except as to exempt holders which are, generally, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who provide certification as to their status. If a Lender that is a United States person fails to provide to the Company or other intermediary, under penalties of perjury, IRS Form W-9 or other similar form containing the Lender's name, address, correct federal taxpayer identification number and a statement that the Lender is not subject to backup withholding, and the Lender is not otherwise exempt from this requirement, the Company or other intermediary will be required to withhold at the currently applicable rate from interest otherwise payable to the Lender, and remit the withheld amount to the IRS as a credit against the Lender's U.S. federal income tax liability. Lenders should consult their tax advisors regarding the application of the backup withholding and information reporting rules to their particular circumstances.

Alternative U.S. Federal Tax Characterizations of the DUSTOs or Tokens

As stated above, the DUSTOs or Tokens may be properly characterized, and income and loss with respect to the DUSTOs or Tokens may be properly reported, for U.S. federal income tax purposes under a different method. For example, DUSTOs might be treated as forward contracts for the purchase of Tokens or as equity in the Company, rather than debt.

If the DUSTOs were treated as equity in the Company for U.S. federal income tax purposes, Lenders would not be required to accrue original issue discount currently, as described above. Additionally, individual Lenders could be eligible for preferential rates on payments treated as dividends. However, the Company would then be unable to deduct interest payments with respect to the DUSTOs. Foreign Lenders would be subject to different tax consequences as a result of the treatment of payments on the DUSTOs as dividends rather than interest.

If the DUSTOs were treated as forward contracts for the purchase of Tokens for U.S. federal income tax purposes, the Company expects that no income would need to be recognized by a Lender with respect to a DUSTO until payments of Tokens or cash are made with respect to the DUSTO, or until the Lender disposes of the DUSTO. However, in certain circumstances, the IRS has indicated that a prepaid forward contract could be recharacterized as equity, which would result in different tax consequences to Lenders and to the Company.

We do not believe that DUSTOs or Tokens should be treated as notional principal contracts (i.e., swaps) because they do not provide for periodic payments based on an index and a single notional amount. However, the IRS could assert that position.

Finally, in light of the absence of relevant authorities, it may be appropriate to report income and deductions with respect to DUSTOs or Tokens under general rules for financial instruments for which applicable Treasury Regulations do not prescribe specific rules. If DUSTOs or Tokens are so treated, a Lender may be entitled to use a "wait-and-see" approach to recognition of income. That is, the Lender should report income when payments are made on DUSTOs or Tokens, and probably only after the payments exceed the amount paid for the DUSTO or Token.

Other potential characterizations of DUSTOs and Tokens and methods of reporting income and loss with respect to DUSTOs and Tokens are possible. Prospective investors are urged to consult their tax advisors regarding the potential application of these and other alternative methods of reporting income and loss with respect to DUSTOs and Tokens.

Foreign Account Tax Compliance

Under Sections 1471 through 1474 of the Code ("FATCA"), withholding may be required on certain payments to Lenders (including intermediaries) who do not provide certain information to the Company or other applicable withholding agent, which may include the name, address, taxpayer identification number and certain other information with respect to direct and certain indirect United States persons. If an amount in respect of U.S. withholding tax were to be deducted or withheld from payments on the DUSTOs or distributions on the Tokens as a result of a Lender's failure to comply with these rules or as a result of the presence in the payment chain of an intermediary that does not comply with these rules, neither the Company nor any other person would be required to pay additional amounts as a result of the deduction or withholding of such tax. As a result, Lenders may receive less in distributions than expected. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA. If applicable, FATCA withholding applies to payments of U.S. source dividends, interest, and other fixed payments, and, beginning January 1, 2019, to payments from the disposition of property producing such payments (e.g., DUSTOs or Tokens). Prospective investors should consult their own tax advisers on how these rules may apply to payments they receive with respect to the DUSTOs and Tokens.

Disposition of Tokens

A Lender who sells, exchanges, or otherwise disposes of the Tokens for cash or other property (including pursuant to an exchange of such Tokens for convertible virtual currency) should recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Tokens and the Lender's adjusted tax basis in the Tokens. This capital gain may be long-term if the Lender has held its Tokens for more than one year prior to disposition.

Treatment of Conversion of DUSTO upon failure of Security Token Offering

In the event of a Security Token Offering failure, the Company may wind up its operations and distribute its assets to Lenders, including holders of DUSTOs, as more fully set forth in the DUSTO. A Lender who receives Company assets in exchange for its rights under the DUSTO generally should recognize taxable gain or loss in an amount equal to the difference between the fair market value of the assets the Lender receives and its adjusted tax basis in its DUSTO (which will generally equal the amount of cash it advanced under the DUSTO).

EACH LENDER SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR INVESTMENT, AND EACH LENDER IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS MEMORANDUM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO AN LENDER. LENDERS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE

MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY CHANGE THE ANTICIPATED TAX TREATMENT TO AN LENDER. THE COMPANY WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE DUSTOS OR TOKENS.

PROSPECTIVE LENDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY LENDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH LENDERS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF INVESTMENTS IN THE COMPANY; AND (C) PROSPECTIVE LENDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE TAX TREATMENT OF THE DUSTO, THE REPAYMENT RIGHTS CONTAINED THEREIN AND THE TOKEN DISTRIBUTION IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR LENDERS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THE DUSTO AND THE REPAYMENT IN TOKENS PURSUANT THERETO MAY RESULT IN ADVERSE TAX CONSEQUENCES TO LENDERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH LENDER SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES AND NON-TAX TREATMENT OF AN INVESTMENT IN THE DUSTO AND THE RIGHTS CONTAINED THEREIN.

INDECO

FINANCIAL CONDITION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Annex 2.

Operations

The Company was formed on November 3, 2017 and is currently pre-revenue. Since inception, the Company has accrued two main categories of expense in the following areas (1) product development and (2) administrative expenses. The Company previously raised $171,287 pursuant to a Regulation Crowdfunding offering that closed on January 12, 2018 and has received additional funding of approximately $300,000 pursuant to the private placement exemption of Section 4(a)(2) of the Securities Act.

The Company expects to achieve profitability over the next five years by executing its business plan. We intend for the Company to retain and hire software engineers to develop our network and platform, a sales and marketing team to attract issuers and investors, business development executives to develop distribution channels and partnerships, and a legal and finance team to maintain compliance in the issuance of tokens and to ensure the proper financial distributions to Token holders.

The first key milestone, after this Regulation Crowdfunding offering and private placements, is an anticipated Security Token Offering under Regulation A. With these funds from a Security Token Offering, we intend to launch our social capital platform, generate revenue from issuers using our platform to publish performance metrics and engage with followers and investors.

To generate strong enough cash flow to support our operations, our primary initial focus will be attracting capable issuers with promising business strategies. We intend to create systems and tools to help these issuers effectively model the economics for investors in their token offerings and support their token offerings with quantitative performance analysis and ongoing communications with followers and investors.

Liquidity and Capital Resources

The proceeds from this offering will allow the Company to continue developing the Platform. The Company will need additional capital to complete Platform development and begin hiring personnel to attract issuers and investors and provide support for all members. The Company's ability to continue as a going concern will depend on its ability to raise additional capital in one or more offerings of DUSTOs and Tokens and ultimately its ability to commence profitable operations and achieve positive cash flows. Even after the Company has begun operations, it expects that periodic offerings of DUSTOs and Tokens will be necessary to continually enhance the Platform and attract new members for the foreseeable future. The Company may not be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development, which would be detrimental to the Company's business, financial condition and operating results.

The Company has no sources of capital other than the offerings described in the preceding paragraph.

Capital Expenditures

The Company expects to make capital expenditures as it develops the Platform and builds its portfolio.

Material Changes and Other Information

The Chief Executive Officer and President of the Company, Mr. David Levine, formerly served as the Chief Executive Officer of Geostellar, Inc. Matador Solar Partners, LLC and Novus Capital Group, LLC, secured creditors of Geostellar, Inc. have claimed that we have improperly transferred assets, including Geostellar's intellectual property, to us and have demanded their return as well as an ownership stake in us. We believe that the claims are without merit. If the secured creditors of Geostellar successfully pursue these demands and claims, we may be adversely affected. On January 29, 2018, Geostellar filed a voluntary petition for protection under Chapter 11 of the United States Bankruptcy Code, as amended, in the Northern District of West Virginia (Case no. 3:18-bk-00045). On April 25, 2018, the case was voluntarily converted by Geostellar to Chapter 7. See "RISK FACTORS" and "MANAGEMENT: CHIEF EXECUTIVE OFFICER AND PRESIDENT."

On June 27, 2018, based on changes in our business model, our former parent company, Indeco Union, merged with and into Indeco Financial Syndicate. Indeco Financial Syndicate was the surviving corporation in the merger and was renamed Indeco Union.

Trends and Uncertainties

After reviewing this Form C, potential Lenders should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Lenders should also assess the consequences to the Company of any delay in taking the steps outlined above.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Annex 2.

INDECO

VIDEO TRANSCRIPT

[Peter Armstrong of CBC "On the Money"]

Our next guest runs a cryptocurrency company planning to go public with an ICO of its own, but here's the difference. Instead of waiting to see if the SEC's securities rules apply to it or not, it's preemptively choosing to abide by US Securities Regulations. David Levine is the founder of Indeco, he joins me now from San Francisco. So, just walk me through, what regulations are you following?

[David Levine, Indeco CEO]

Well, initially, there are regulations concerning crowdfunding, and ICOs are essentially crowdfunding. You get a lot of people to invest in your security. Most of the coin industry, or the cryptocurrency industry, tried to skate the rules by saying "this was software, this was property, this was a utility, it wasn't a security," and we just decided from the very beginning to assume that if people were investing in something we should make it a security.

So the regulations are, Regulation CF, which is for crowdfunding where you can raise up to a million dollars a year, Regulation A+, where you can raise up to $50M a year, and those are both from everyday people, not accredited investors, and you can raise an unlimited amount from accredited investors under Regulation D.

[Peter Armstrong]

But instead of trying to guess what these regulations might look like, will they be closer to crowdfunding than something else, let's go with that, why not just wait? Or do you need to get an ICO in under the wire?

[David Levine]

Well, that's an interesting question. So, I'm an entrepreneur and this is my fourth company. And, you have to pay your software engineers, you want to go out and you want to build your company. So, right now entrepreneurs have two options for raising capital, where they used to have two.

They used to raise equity, where they would sell their stock, or they would take on debt. Now, there's this new opportunity where you can sell crypto assets. So, as an entrepreneur if you can do that legally and you can do that safely and you can protect your investors then why not use the SEC's regulations that are already published, and just comply with them.

[Peter Armstrong]

It's funny. It feels like we're at an inflection point in which either this will start to unfold and as regulations start to crack down on it things will change, or it will become a legitimate part of the way we raise money and the way capitalism works. Are we seeing the legitimacy of the blockchain and bitcoin economy here?

[David Levine]

It's certainly being legitimized, and even more, it's being widely accepted. When I would talk to my parents about bitcoin they would say, "oh, the dark web…"

[Peter Armstrong

Right

[David Levine]

...drug trafficking, human trafficking… well now there are amazing companies there's one called Democracy Earth at democracy.earth that's using the blockchain to revolutionize how people vote, there are blockchain companies like my own that are really helping to deploy clean energy assets, smart cities. There are so many… this is going to be a transformational moment in the way we exchange information, and more importantly, exchange value. People right now are looking at it as an investment, and a way to speculate, but it's so much broader. It really is a completely new form of the internet and I think it's going to bring about major changes.

[Peter Armstrong]

Really quickly before you go, does it also come with its own inherent risks.

[David Levine, Indeco CEO]

It really actually solves risks that people aren't even aware of. Centralized web servers, all of these… Uber got hacked, Yahoo got hacked, Verizon got hacked… this is simply a much much safer way for people to exchange value and exchange information, so it really gets rid of a lot of risks that are inherent in our current internet.

[Peter Armstrong]

All right, I appreciate your making the time.

David Levine

[David Levine]

Thanks Peter!

[Peter Armstrong]

The founder of Indeco. On the Money continues...

117

INDECO

Please see enclosed with this SEC filing of this Form C a copy of the Company's offering page to be made available on the Intermediary Platform.

INDECO

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

   Each prospective Lender is encouraged to ask questions of and receive answers from the Company concerning the terms and conditions of this Offering, the proposed activities of the Company and all matters relating to any of the foregoing. Further, the Company will obtain and make available additional information, to the extent requested by such prospective Lender and to the extent such information is possessed or can be acquired without unreasonable effort or expense. Questions or requests for additional information regarding this Offering should be directed through the CryptoLaunch platform to Indeco Union at https://cryptolaun.ch.

FORM OF DUSTO

(*See Attached)*

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

THERE IS NO ASSURANCE THAT THE OFFER, SALE OR PURCHASE OF THIS INSTRUMENT OR SECURITY TOKENS WILL BE DEEMED "COMPLIANT" BY ANY REGULATORY AUTHORITY. PROSPECTIVE PARTIES TO THIS INSTRUMENT SHOULD NOT CONSTRUE THIS INSTRUMENT OR ANY OTHER ATTENDANT COMMUNICATIONS AS LEGAL, INVESTMENT, TAX, REGUATORY, FINANCIAL, ACCOUNTING OR OTHER ADVICE. PRIOR TO OFFERING, SELLING OR PURCHASING THIS INSTRUMENT OR ANY SECURITY TOKENS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, RISKS, AND OTHER CONSEQUENCES OF SUCH TRANSACTION. THE TAX TREATMENT OF THIS INSTRUMENT AND ANY SECURITY TOKEN OFFERING IS UNCERTAIN. THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THIS INSTRUMENT AND THE SECURITY TOKENS DESCRIBED HEREIN MAY RESULT IN ADVERSE TAX CONSEQUENCES FOR INVESTORS OR ISSUERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES, SALES OR USE TAXES, AND TAX REPORTING REQUIREMENTS.

THE COMPANY TAKES THE POSITION THAT THIS INSTRUMENT HAS BEEN ISSUED WITH "ORIGINAL ISSUE DISCOUNT" (WITHIN THE MEANING OF SECTION 1273 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED). UPON WRITTEN REQUEST, THE COMPANY WILL PROMPTLY MAKE AVAILABLE TO ANY HOLDER OF THIS INSTRUMENT THE FOLLOWING INFORMATION: (1) THE ISSUE PRICE OF THE INSTRUMENT, (2) THE ISSUE DATE OF THE INSTRUMENT, (3) THE AMOUNT OF ORIGINAL ISSUE DISCOUNT ON THE INSTRUMENT AND (4) THE YIELD TO MATURITY OF THE INSTRUMENT. HOLDERS SHOULD CONTACT THE COMPANY AT THE RELEVANT ADDRESS LISTED ON THE SIGNATURE PAGE.

<u>INDECO UNION</u>
<u>DEBT UNTIL SECURITY TOKEN OFFERING ("DUSTO")</u>

In exchange for the loan by the undersigned lender (the "**Lender**") in the amount of US$_____ (the "**Debt Amount**") made on or about _____ (the "**Effective Date**") to Indeco Union, a Delaware public benefit corporation (the "**Company**"), on the Maturity Date the Lender is entitled to repayment of the Debt Amount with interest accruing thereon at the Interest Rate from the date of this DUSTO until the entire Debt Amount is satisfied, payable in Security Tokens or cash ("<u>United States Dollars</u>" or "<u>USD</u>"), as further described in Section 1. The Company shall have up to thirty (30) calendar days from the Maturity Date to make any payments that may be due to Lender.

1. *Events*

(a) **Repayment of Debt**.

     (i)   ***Repayment upon a Security Token Offering.*** The Company shall repay the Debt Amount, plus any accrued and unpaid interest thereon at the Interest Rate, within thirty (30) days following the "Maturity Date," which will be the earlier of (i) thirty (30) days following the initial closing date of the Security Token Offering and (ii) September 30, 2021 (the "**Final Maturity Date**"), in a number of Security Tokens equal to the Debt Amount, plus any accrued and unpaid interest thereon, divided by the Token Price.

     (ii)   ***Repayment without a Security Token Offering.*** If the initial closing date of the Security Token Offering has not occurred on or prior to the Final Maturity Date, the Company shall repay the Debt Amount, plus any accrued and unpaid interest thereon at the Interest Rate, within thirty (30) days following the Final Maturity Date in cash.

     (iii)   ***Repayment upon Dissolution Event.*** If a Dissolution Event occurs prior to the Company's repayment obligations hereunder being satisfied, the Debt Amount, plus any accrued and unpaid interest thereon at the Interest Rate, shall be due and payable in cash, subject to Section 1(a)(iv) hereof.

     (iv)   ***Interaction with other DUSTOs and Obligations.*** This DUSTO and any others of like-kind issued by the Company shall rank *pari passu* as to the payment of the Debt Amount and any interest thereon. The Lender agrees that (1) any payments to the Lender and to the holders of such other DUSTOs, whether Debt Amount, interest or otherwise, shall be made pro rata among the Lender and the holders of such other DUSTOs based upon the aggregate unpaid Debt Amount, plus any accrued and unpaid interest theron, of this DUSTO and such other DUSTOs and (2) any payments to the Lender, whether Debt Amount, interest or otherwise, shall be subordinated in right of payment, to the extent and manner set forth herein, to the prior payment in full of any Senior Indebtedness of the Company.

(b) **Transfer of Security Tokens**. Prior to the repayment pursuant to Section 1(a)(i), the Lender must provide to the Company a network address and/or any other information necessary to facilitate a distribution of the Security Tokens. The Lender is responsible for the accuracy of any information provided. Providing an inaccurate digital key or public address for purposes of token transfer often results in irreversible loss. The Company is not liable for its use of an inaccurate digital key or public addresses provided by the Lender. The transfer of Security Tokens in the amount described in Section 1(a)(i) constitutes satisfaction of the Company's repayment obligations so long as the Company utilizes the digital key or public address provided by the Lender. Any Security Tokens issued in satisfaction of this DUSTO will be delivered on an "AS IS" basis without any warranties.

(c) **Termination**. This DUSTO will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance that, in either case, has not been cured) upon the Company satisfying its repayment obligations in full pursuant to this DUSTO.

2. *Definitions*

"**Accredited Investor**" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the Lender reasonably believes comes within any of such categories, at the time of the sale of the DUSTOs or Tokens to that person.

"**Dissolution Event**" means the (i) a voluntary termination of the Company's operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the voluntary filing for bankruptcy protection or making of a general assignment for the benefit of creditors; (iv) an involuntary bankruptcy petition that is not dismissed within sixty (60) days, or (v) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"**Interest Rate**" means simple interest accrued at an annual rate equal to fifteen percent (15%). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. If the payment date falls on a day that is not a business day, payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such maturity date.

"**Member of the family of the purchaser or the equivalent**" includes a child, stepchild, grandchild, parent, stepparent, granparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

"**Security Tokens**" mean only those digital blockchain tokens issued by the Company as part of the Security Token Offering. The Security Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency. The Security Tokens may be subject to dilution, including through the issuance of Tokens to future investors, third-parties, officers, employees, directors and affiliates.

"**Security Token Offering**" will be deemed to occur upon the initial closing of the Company's first public sale of its Security Tokens, to be used on an established decentralized blockchain protocol created or licensed by the Company. A Security Token Offering will only be considered one in which the existence of the offering is made public and Security Tokens can be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption from the Securities Act, including pursuant to Regulation A promulgated under the Securities Act. Security Tokens that may not be purchased by some or all segments of the general public (e.g., accredited investors or U.S. residents) pursuant to a registration statement under the Securities Act or exemption therefrom will not be considered issued pursuant to the Security Token Offering.

"**Senior Indebtedness**" means any (i) indebtedness, liabilities and other obligations of the Company or with respect to which the Company is a guarantor, to banks, insurance companies or other lending or thrift institutions regularly engaged in the business of lending money, whether or not secured, (ii) indebtedness, liabilities and other obligations of the Company under any line of credit or revolving credit facility, (iii) the Company's obligations under the Secured Promissory Note and Security Agreement in the amount of $35,250 issued to Paul Levine on or about each of March 1, 2018 and (iv) any deferrals, renewals or extensions or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness.

"**Token Price**" means the lowest undiscounted price received by the Company in the initial closing of the Security Token Offering. By way of illustration, if the Token Price is equal to $0.50 per Security Token and the aggregate amount due and payable under the DUSTO is equal to $1,000.00, the Lender would receive 2000 Security Tokens.

3. *Company Representations*

   (a) The Company is validly existing and in good standing under the laws of the state of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

   (b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Security Tokens are to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

   (c) To the knowledge of the Company, the execution, delivery and performance by the Company of this instrument does not and will not (i) violate the Company's certificate of incorporation or bylaws, (ii) violate any material statute, rule or regulation applicable to the Company; (ii) result in the acceleration or default, or the creation or imposition of any lien under, any material indenture or contract to which the Company is a party or by which it is bound.

   (d) No consents or approvals are required in connection with the performance of this instrument, other than (i) the Company's corporate or equivalent approvals and (ii) any qualifications or filings under applicable securities laws.

4. *Lender Representations*

   (a) The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

   (b) THE LENDER HAS BEEN ADVISED THAT NEITHER THIS DUSTO NOR THE SECURITY TOKENS HAS BEEN REGISTERED UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS AND THIS DUSTO IS OFFERED AND SOLD HEREBY PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT. THE LENDER UNDERSTANDS THAT NEITHER THIS DUSTO NOR THE SECURITY TOKENS MAY BE RESOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO RULE 501 OF REGULATION CF PROMULGATED UNDER THE SECURITIES ACT, IN WHICH CASE CERTAIN STATE TRANSFER RESTRICTIONS MAY APPLY. The Lender is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c) The Lender acknowledges, and is entering into this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF promulgated under Section 4(a)(6)(B) of the Securities Act.

(d) The Lender acknowledges that the Lender has received all the information the Lender considers necessary or appropriate for deciding whether to acquire this instrument, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this instrument, the Lender is not relying on the advice or recommendations of the Company or of any crowdfunding portal and the Lender has made its own independent decision that the purchase of this instrument is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this instrument or made any finding or determination concerning the fairness or advisability of this purchase.

(e) The Lender understands and acknowledges that as a Lender, the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations. The Lender understands that this instrument is being offered in a regulation crowdfunding offering with other DUSTOs, and all participants in the aforementioned offering will have the same rights and obligations. Notwithstanding the foregoing, the Lender acknowledges that the Company may offer incentives to Lenders based upon the date that the Lender agrees to loan the Company funds on the crowdfunding portal.

(f) The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and any Security Tokens used to satisfy the debt obligations hereunder.

(g) If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument. The Lender acknowledges that the Company has not made any representations regarding this DUSTO's compliance with usury or other lending laws. The Lender understands that Lender bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this DUSTO or the Security Tokens held by the Lender.

(h) To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes associated with or arising from the Lender's purchase of this DUSTO or the Lender's receipt of any Security Tokens in the Security Token Offering or from the use or ownership of this DUSTO or the Security Tokens.

5. *Transfer Restrictions*.

(a) **THE LENDER UNDERSTANDS AND AGREES THAT THE COMPANY MAY PLACE THE LEGEND SET FORTH BELOW OR A SIMILAR LEGEND ON ANY BOOK ENTRY OR OTHER FORMS OF NOTATION EVIDENCING THIS DUSTO OR THE SECURITY TOKENS, TOGETHER WITH ANY OTHER LEGENDS THAT MAY BE REQUIRED BY STATE OR FEDERAL SECURITIES LAWS, THE COMPANY'S CERTIFICATE OF INCORPORATION OR BYLAWS OR SIMILAR CONSTITUENT DOCUMENTS, AS APPLICABLE, ANY OTHER AGREEMENT BETWEEN THE LENDER AND THE COMPANY OR ANY AGREEMENT BETWEEN THE LENDER AND ANY THIRD PARTY:**

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY JURISDICTION. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR EXEMPTION THEREFROM.

(b) The DUSTOs are, and any Security Tokens issued pursuant to this DUSTO will be, subject to restrictions on transferability. For one year from the issuance of this DUSTO, this DUSTO and any Security Tokens issued pursuant to this DUSTO may only be resold:

- To the Company;

- To an Accredited Investor;

- As part of an offering registered with the Securities Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

6. *Miscellaneous*

(a)　　Any provision of this DUSTO may be amended, waived or modified only upon the written consent of the Company and the majority in aggregate amount of all DUSTOs of like-kind issued by the Company that are outstanding at the time of such amendment, waiver or modification. This DUSTO sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral or written, between them.

(b)　　The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Company for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(c)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(d)　　All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(e)　　IN NO EVENT SHALL THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS DUSTO, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EXCEED THE DEBT AMOUNT AND ACCRUED INTEREST DUE UNDER THIS DUSTO. In no event shall any stockholder, officer, director, employee or affiliate of the Company be liable for any amounts due or payable pursuant to this instrument.

(f)　　THE LENDER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT.   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Reston, Virginia. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(g)　　The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually related to this DUSTO only. To the full extent permitted by law, (1) no arbitration shall be joined with any other; (2) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (3) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons. Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (1) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (2) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (3) any claim for injunctive relief.

(h)   All repayment obligations may be assigned or transferred by the Company to any of its affiliates provided written notice is provided to Lender.

(i)   The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this instrument, for any failure or delay in fulfilling or performing any term of this DUSTO, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (d) applicable laws or (e) action by any governmental authority.

(j)   All notices under this instrument will be sent via email or through the platform that facilitated the offering of this instrument, and notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the platform that facilitated the offering of this instrument. It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this instrument. Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INDECO UNION

By: _____

Name: _____

Title: _____

Address:_____

Email:_____

LENDER

By:_____

Name:_____

Email:_____

Address:_____

Phone:_____

FINANCIAL INFORMATION

(*See Attached)*

A2-1